      As filed with the Securities and Exchange Commission on May 15, 1998

                                                      Registration No. 333-46115
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                   ---------

                                AMENDMENT NO. 2

                                       to
                                   FORM SB-2
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                                   ---------
                        PERFORMANCE PRINTING CORPORATION
             (Exact name of registrant as specified in its charter)

              TEXAS                               2799                                   75-2418082
 (State or other jurisdiction of             (Primary Standard                        (I.R.S. Employer
 incorporation or organization)              Industrial Classification                Identification Number)
                                             Code Number)

                                 3012 Fairmount
                              Dallas, Texas 75201
                                 (214) 665-1000

     (Address, including zip code and telephone number, including area code, of registrant's principal executive offices and principal place of business)

                                 John T. White
                                   President
                        PERFORMANCE PRINTING CORPORATION
                                 3012 Fairmount
                              Dallas, Texas 75201

           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)
                                   ---------
                                   Copies To:

          Garza & Staples, P.C.             Crouch & Hallett, L.L.P.
          1230 Lincoln Center Two           717 North Harwood, Suite 1400
          Dallas, Texas  75240              Dallas, Texas  75201
          Attn: Joe B. Garza                Attn: Susan Henderson
          (800) 442-7040                    (214) 953-0053



Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.

                        CALCULATION OF REGISTRATION FEE

=============================================================================================================================
                                                                 Proposed maximum       Proposed
                                                                  offering price         maximum
Title of each class of securities to be          Amount to be      per share(1)    aggregate offering        Amount of
registered(1)                                     registered                            price(1)         registration fee
-----------------------------------------------------------------------------------------------------------------------------
Units (2)                                               1,380,000           $5.125           $7,072,500               $2,144
-----------------------------------------------------------------------------------------------------------------------------
Common Stock, $.01 par value (3)                        1,380,000              (3)                  (3)                  (3)
-----------------------------------------------------------------------------------------------------------------------------
Common Stock Purchase Warrants (3)(9)                  1, 380,000              (3)                  (3)                  (3)
-----------------------------------------------------------------------------------------------------------------------------
Common Stock, issuable under Common Stock
Purchase Warrants(4)(9)                                1, 380,000            $7.50          $10,350,000               $3,137
-----------------------------------------------------------------------------------------------------------------------------
Representative's Warrants (5)(9)                          120,000           $.0009                 $100                 $.04
-----------------------------------------------------------------------------------------------------------------------------
Units underlying Representative's Warrants                120,000            $6.15             $738,000                 $224
-----------------------------------------------------------------------------------------------------------------------------
Common Stock included in Representative's
Units (6)                                                 120,000              (6)                  (6)                  (6)
-----------------------------------------------------------------------------------------------------------------------------
Common Stock Purchase Warrants included in
Representative's Warrants (7)                             120,000              (7)                  (7)                  (7)
-----------------------------------------------------------------------------------------------------------------------------
Common Stock issuable upon exercise of
Common Stock Purchase Warrants Underlying
the Representative's Units (8)                            120,000            $7.50             $900,000                 $272
-----------------------------------------------------------------------------------------------------------------------------
TOTAL                                                                                                                 $5,777
=============================================================================================================================

(1) Estimated solely for purposes of calculating the amount of the registration fee pursuant to Rule 457 under the Securities Act of 1933, as amended.

(2) Includes 180,000 Shares of Common Stock and 180,000 Warrants issuable pursuant to the Representative's over-allotment option.

(3)      Included in the Units.  No additional registration fee is required.

(4) Represents shares of Common Stock issuable upon exercise of the Warrants registered hereby together with such additional indeterminate number of shares as may be issued upon exercise of such Warrants by reason of the anti-dilution provisions contained therein.

(5) Representative's Warrants to purchase up to 120,000 Units consisting of an aggregate of 120,000 shares of Common Stock and 120,000 Warrants.

(6) Represents shares of common stock issuable upon exercise of the Representative's Warrant, together with such additional indeterminate number of shares of Common Stock as may be issued upon exercise of such Representative's Warrant by reason of the anti-dilution provisions contained therein.

(7) Representative's Warrants to purchase up to 120,000 Common Stock Purchase Warrants.

(8) Issuable upon exercise of Common Stock Purchase Warrants underlying the Representative's Units.

(9) Pursuant to Rule 416 of the Securities Act of 1933, no separate registration fee is required because the Common Stock underlying the Common Stock Purchase Warrants is being registered in the same registration statement.

                               ------------------

   THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

================================================================================
PROSPECTUS


                   SUBJECT TO COMPLETION, DATED MAY 15, 1998


                                     [LOGO]
                                1,200,000 UNITS

               Consisting of 1,200,000 Shares of Common Stock and
              1,200,000 Redeemable Common Stock Purchase Warrants


     Performance Printing Corporation (the "Company" or "Performance Printing") is offering 1,200,000 units (the "Units"), each Unit consisting of one share (the "Shares") of Common Stock, $.01 par value per share (the "Common Stock"), and one Redeemable Common Stock Purchase Warrant (the "Warrants"). The Units, the Shares and the Warrants offered hereby are referred to collectively as the "Securities." The Shares and Warrants included in the Units may be not be traded separately until ________, 1998 (180 days from the date of this Prospectus) unless earlier separated upon three days notice from the Representative to the Company (the "Separation Date"). The Warrants may not be exercised until they are separated from the Units. Prior to this Offering, there has been no public market for the Common Stock and the Warrants. It is estimated that the initial public offering price will be $5.125 per Unit (the "Offering Price").

     Each Warrant entitles the holder to purchase one share of Common Stock at a price of $7.50 per share during the five-year period commencing on the Separation Date. The Warrants are redeemable by the Company for $.15 per Warrant on not less than 30 nor more than 60 days written notice if the closing price for the Common Stock for seven trading days during any 10 consecutive trading day period ending not more than 15 days prior to the date that the notice of redemption is mailed equals or exceeds $10.00 per share subject to adjustment under certain circumstances and provided there is then a current effective registration statement under the Securities Act of 1933, as amended (the "Act"), with respect to the issuance and sale of the Common Stock upon the exercise of the Warrants. Any redemption of the Warrants during the one-year period commencing on the date of this Prospectus shall require the written consent of the Representative. See "Description of Securities."

     Prior to this Offering, there has been no public market for the Units, Common Stock or the Warrants. The initial public offering price of the Units and the exercise price and other terms of the Warrants have been determined through negotiations between the Company and the Representative and are not related to the Company's assets, book value, financial condition or other recognized criteria of value. Although the Company has applied for the listing of the Units, Common Stock and the Warrants on the Boston Stock Exchange under the symbols "PPC/U," "PPC" and "PPC&W," respectively, and inclusion on the Nasdaq SmallCap Market under the symbols "INKSU," "INKS" and "INKSW," respectively, there can be no assurance that an active trading market in the Company's securities will develop or be sustained.


                              -------------------

THESE ARE SPECULATIVE SECURITIES. AN INVESTMENT IN THE SECURITIES OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK AND IMMEDIATE SUBSTANTIAL DILUTION FROM THE PUBLIC OFFERING PRICE OF THE COMMON STOCK AND SHOULD BE CONSIDERED ONLY BY INVESTORS WHO CAN AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE "RISK FACTORS" AND "DILUTION."

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


====================================================================================================================
                                                       Price to           Underwriting Discounts        Proceeds to
                                                       Public              and Commissions (1)         Company (2)(3)
====================================================================================================================
Per Share ..............................                  $                         $                        $
====================================================================================================================
Per Warrant.............................                  $                         $                        $
====================================================================================================================

====================================================================================================================
Total(3)................................                  $                         $                        $


                                                *SEE FOOTNOTES ON FOLLOWING PAGE

     The Securities are offered by the Underwriters on a firm commitment basis, subject to prior sale, when, as and if delivered to and accepted by the Underwriters, and subject to their right to reject orders in whole or in part. It is expected that delivery of the certificates for the shares of Common Stock will be made on or about ___________, 1998.



                   [LOGO] FIRST LONDON SECURITIES CORPORATION
               THE DATE OF THIS PROSPECTUS IS ____________, 1998

{Description of pictures and text on gatefold inside of the front cover of the prospectus}
Page 1 of the gatefold:
Picture #1: Machinery and operator of the machinery.
Picture #2: Machinery and operator of the machinery.
Picture #3: Machinery and operator of the machinery.
Picture #4: Drawing of a toy top.
Text:
     A Top
     Performer
     in P-O-P

     Performance is a single-source supplier of P-O-P and promotional marketing materials. We offer experience, knowledge and special capabilities in the areas of offset and screen printing, display packaging and P-O-P displays.
Pages 2 & 3 of the gatefold:
Picture #1: Machinery.
Picture #2: Building.
Picture #3: Machinery and operator of the machinery.
Picture #4: Products manufactured by the Company.
Picture #5: Products manufactured by the Company.
Picture #6: Products manufactured by the Company.
Picture #7: Products manufactured by the Company.
Picture #8: Products manufactured by the Company.
Picture #9: Products manufactured by the Company.
Text:
     There are many quality printers in America and we, at Performance Printing Corporation, have separated ourselves from the crowd by offering our customers a wide range of capabilities and services.

     Our special capabilities are in the areas of screen printing, point-of-purchase displays and display packaging. Performance's services include design and electronic prepress, both UV and conventional sheetfed offset printing, large- format screen printing, off-line specialty coating, plastic forming, a wide range of finishing services, kitting and fulfillment.

     We at Performance have the people and the expertise to take jobs from start to finish. We give customers more than promises. We give them Performance. Performance Printing Corporation, is a single-source supplier of point-of-purchase and other promotional materials on both paper and plastics.
     P-O-P Displays
     Display Header signs
     Shelf Strips
     Self Wobblers
     Floor Graphics
     Static Cling Decals
     Pressure-sensitive Decals
     Translites
     Trading Cards
     Product Trays
     Pole Toppers
     Posters
     Counter cards
     Table Tents
     Box Labels
     Display Packaging
     Mouse Pads

     Counter Mats
     Proportion Wheels
     Book Marks

(1) Does not include additional underwriting compensation to be received by the Representative in the form of (i) a non-accountable expense allowance equal to 2% of the gross proceeds of this Offering, of which $50,000 has been paid to date, and (ii) a warrant issued to the Representative for nominal consideration (the "Representative's Warrant") to purchase up to 120,000 Shares and 120,000 Warrants exercisable for a four-year period commencing one year from the date hereof at an exercise price equal to $6.15, subject to adjustment. In addition, the Company has granted to the Representative certain registration rights with respect to registration of the shares of the Units, the Common Stock, the Warrants and the shares of Common Stock issuable upon exercise of the Warrants. The Company has agreed to pay the Representative upon the exercise or redemption of the Warrants a fee equal to 5% of the gross proceeds received by the Company from the exercise of the Warrants and 5% of the aggregate redemption price for the Warrants redeemed. The Representative or its designees must be designated by the Warrant holder as having solicited the Warrant in order to receive the fee. The Company has agreed to indemnify the Underwriters against certain liabilities arising under the Act.


(2) Before deducting expenses payable by the Company estimated at $500,000 including the Representative's non- accountable expense allowance.


(3) The Company has granted the Representative an option (the "Representative's Over-allotment Option"), exercisable within 30 days from the date of this Prospectus, to purchase on the same terms as the Securities offered hereby up to 180,000 additional Units solely to cover over-allotments, if any. If the Representative's Over-allotment Option is exercised in full, the total Price to Public, Underwriting Commissions, and Proceeds to Company and Proceeds to the Company will be $___________, $_____________ and $______________, respectively.
         See  "Underwriting."


                             AVAILABLE INFORMATION

         The Company has filed with the Securities and Exchange Commission (the "Commission") a registration statement on Form SB-2 (the "Registration Statement"), pursuant to the Act with respect to the securities offered by this Prospectus. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits thereto. THE STATEMENTS CONTAINED IN THIS PROSPECTUS AS TO THE CONTENTS OF ANY CONTRACT OR OTHER DOCUMENT IDENTIFIED AS EXHIBITS IN THIS PROSPECTUS ARE NOT NECESSARILY COMPLETE, AND IN EACH INSTANCE, REFERENCE IS MADE TO A COPY OF SUCH CONTRACT OR DOCUMENT FILED AS AN EXHIBIT TO THE REGISTRATION STATEMENT, EACH STATEMENT BEING QUALIFIED IN ANY AND ALL RESPECTS BY SUCH REFERENCE. For further information with respect to the Company and the securities offered hereby, reference is made to the Registration Statement and exhibits which may be inspected without charge at the Commission's principal office at Judiciary Plaza, 450 Fifth Street, NW, Washington, DC 20549.

         Upon consummation of this Offering, the Company will become subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith will file reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information can be inspected and copied at the public reference facilities of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and at its New York Regional Office, Room 1300, 7 World Trade Center, New York, New York 10048; and at its Chicago Regional Office, Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material may also be obtained from the Public Reference Section of the Commission at prescribed rates. The Company's Registration Statement on Form SB-2 as well as any reports to be filed under the Exchange Act can also be obtained electronically after the Company has filed such documents with the Commission through a variety of databases, including among others, the Commission Electronic Data Gathering, Analysis And Retrieval ("EDGAR") program, Knight- Ridder Information, Inc., Federal Filings/Dow Jones and Lexis/Nexis. Additionally, the Commission maintains a Website (at http://www.sec.gov) that contains such information regarding the Company. In addition, such material may also be inspected and copied at the offices of the Boston Stock Exchange, Inc., One Boston Place, Boston, Massachusetts.

         The Company intends to furnish its shareholders with annual reports containing audited financial statements and such other reports as the Company deems appropriate or as may be required by law.

         Such requests may be directed to John T. White, Chief Executive Officer, c/o Performance Printing Corporation, 3012 Fairmount, Dallas, Texas 75201, telephone number (214) 665-1000.

IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OR THE WARRANTS AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               PROSPECTUS SUMMARY


     The following summary is qualified in its entirety by, and must be read in conjunction with, the more detailed information and financial statements, including the notes thereto, appearing elsewhere in this Prospectus. Unless otherwise indicated, (i) all information in this Prospectus assumes no exercise of the Warrants, the Representative's Over-allotment Option and the Representative's Warrant; (ii) all information in this Prospectus assumes a public offering price of $5.125 per Unit ($5.00 per share of Common Stock and $.125 per Warrant); and (iii) all share and per share data have been adjusted to give effect to a 440 for one stock split in April, 1998. All references to the "Company" refer to Performance Printing Corporation.


                                  THE COMPANY

         Performance Printing is a specialty printing and display manufacturing company that is a single-source supplier of point-of-purchase and promotional marketing materials. The Company also offers unique capabilities in the areas of offset and screen printing, point-of-purchase displays and display packaging.

         The Company's business has been built around a core specialty of printing with inks and coatings which are cured with ultra violet light ("UV"). This UV printing technology enables the Company to print on Substrates other than paper, such as vinyl, styrene and polyethelene terephtalate-glycol ("PETG"). Services provided by the Company include design and electronic pre-press services, both UV and Conventional Sheetfed Offset Printing, Large-Format Screen Printing, Large-Format Digital Printing, Off-Line Specialty Coating, Plastic Forming, a wide range of finishing services and direct shipments of finished point-of-purchase advertising kits to retail stores. The foregoing capitalized terms, commonly used in the printing industry, are defined in the Glossary on Page 43 below.


         The Company operates a printing division and a display division from separate plants and owns a majority interest in Performance Packaging, L.L.C. ("Performance Packaging"), which packages trading cards and related materials. The remaining 49% interest of Performance Packaging is owned by Pinnacle Brands Trading Company ("Pinnacle") which is the primary customer of Performance Packaging. In 1997, 96.4% of total revenues at Performance Packaging were from Pinnacle. All three plants are located in Dallas, Texas.


         From 1987 to 1995, the Company sustained revenue growth of 24% per annum. For the fiscal year ended December 31, 1997, the Company recorded revenues of $20,114,549 and net income of $551,465 compared to the fiscal year ended December 31, 1996 revenues of $15,715,395 and net income of $213,360, a 28% increase in revenues and a 158% increase in net income. See "Selected Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operation."


         The Company has the capabilities to develop concepts and design prototypes of point-of-purchase displays and also to create graphic design for commercial printing and display packaging customers. These concept-to-completion services are instrumental in attracting and retaining the graphic arts customer. Historically, the Company has grown and profited by increasing its capacity and adding services complimentary to its existing specialties, such as point-of-purchase display services.


         The Company has a two-point growth strategy that is based upon internal expansion and acquisitions. Internal expansion focuses on building the Company's existing business and adding new specialties and related services when appropriate. The acquisition strategy is to acquire small commercial printers and screen printers in several key markets around the United States and convert these plants to shops similar to its Dallas operations. The sales force at each plant would be trained to sell point-of-purchase advertising and related materials. Jobs requiring the use of the multi-million dollar presses such as the Company's equipment in Dallas would be transferred to Dallas for production. The regional plants would facilitate the development of close relationships with major users of point-of-purchase advertising and related materials, with primary emphasis on sales, pre-press and short run work in the regional plants.

         The Company was founded in 1981 and incorporated in 1992 as a Texas corporation. The Company will convert from "S" Corporation status to "C" Corporation status upon the consummation of the Offering. It currently has over 160 employees. The Company's offices are located at 3012 Fairmont, Dallas, Texas 75201, and its telephone number is (214) 665-1000.

                                  THE OFFERING



Securities Offered...................................      1,200,000 Units, each Unit consisting of one share of
                                                           Common Stock and one Warrant, each Warrant entitling
                                                           the holder to purchase one share of Common Stock a
                                                           $7.50 per share until _____, 2003 (5 years from the
                                                           date of this Prospectus).  See "Description of
                                                           Securities."
Description of the
Warrants.............................................      The Warrants are not immediately exercisable and are
                                                           not transferable separately from the Shares until
                                                           ________, 1998 (180 days from the date of this
                                                           Prospectus) unless earlier separated on three days
                                                           notice from the Representative to the Company. See
                                                           "Description of Securities."

Common Stock Outstanding:
         Before the Offering.........................      4,400,000  Shares
         After the Offering..........................      5,600,000 Shares (1)(2)

Warrants Outstanding:
         Before the Offering.........................      None
         After the Offering..........................      1,200,000 (3)

Estimated Net Proceeds ..............................      $5.0 million (4)

Use of Proceeds: ....................................      Repay outstanding indebtedness and provide additional
                                                           working capital.  See  "Use of Proceeds."


Risk Factors ........................................      The Securities offered hereby are speculative and
                                                           involve a high degree of risk.  Investors should
                                                           carefully consider the risk factors enumerated
                                                           hereafter before investing in the Common Stock and the
                                                           Warrants.  See  "Risk Factors" and  "Dilution."
Proposed Trading Symbols (2)(5):
    Boston Stock Exchange:
       Units.........................................      PPC/U
        Common Stock.................................      PPC
        Warrant......................................      PPC&W

        Nasdaq SmallCap Market:
        Units........................................      INKSU
        Common Stock.................................      INKS
        Warrants.....................................      INKSW



----------------------


(1) Does not include 300,000 shares of Common Stock reserved for issuance under the Company's stock option plan (the "Stock Option Plan"). No shares have been granted under the Stock Option Plan as of the date of this Prospectus. See "Management-Stock Option Plan."

(2) Does not include (i) up to 180,000 shares issuable pursuant to the Representative's Over-allotment Option, (ii) 1,200,000 shares of Common Stock issuable upon the exercise of the Warrants offered hereby and (iii) 240,000 shares of Common Stock issuable upon the exercise of the Representative's Warrants and the Warrants included therein.

(3) Does not include (i) up to 180,000 Warrants issuable pursuant to the Representative's Over-allotment Option and (ii) the Representative's Warrants and the 120,000 Warrants included therein.

(4) After deducting underwriting discounts and commissions and estimated offering expenses payable by the Company, including a 2% non-accountable expense allowance payable to the Representative.

(5) Boston Stock Exchange and the Nasdaq SmallCap Market symbols do not imply that an established public trading market will develop for any of these securities, or if developed, that any such market will be sustained. See "Risk Factor-Possible Applicability of Rules Relating to Low-Priced Stock; Possible Failure to Qualify for Boston Stock Exchange or Nasdaq SmallCap Listing."

                             SUMMARY FINANCIAL DATA


                 The following summary financial data should be read in conjunction with the financial statements and the notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus. The data for the years ended December 31, 1997 and 1996 are derived from the audited financial statements included elsewhere in this Prospectus. The data for the three months ended March 31, 1998 and 1997 are derived from unaudited financial statements that are included elsewhere in this Prospectus.



                                                         THREE MONTHS       THREE MONTHS         YEAR ENDED           YEAR ENDED
                                                            ENDED               ENDED            DECEMBER 31,         DECEMBER 31,
STATEMENTS OF OPERATIONS DATA:                          MARCH 31, 1998      MARCH 31, 1997           1997                 1996
                                                        --------------      --------------      --------------      --------------
Revenue                                                 $    4,629,824      $    3,939,448      $   20,114,549      $   15,715,395

Costs of goods sold                                          3,694,190           3,058,955          15,466,484          12,101,986

Gross profit                                                   935,634             880,493           4,648,065           3,613,409

Selling, general and administrative expenses                   752,731             720,056           3,269,575           2,872,913

Income from operations                                         110,903              89,937             984,375             518,174

Other expense, net                                             (27,780)            (93,754)           (432,910)           (346,564)

Pre-tax income (loss)                                           83,123              (3,817)            551,465             213,360
                                                        ==============      ==============      ==============      ==============

Income tax provision (1)                                       (29,554)                 --            (189,638)            (81,354)

Net income (Loss) (1)                                   $       53,569      $       (3,817)     $      361,827      $      132,006
                                                        ==============      ==============      ==============      ==============

PROFORMA EARNINGS PER SHARE (1):

Basic and diluted                                       $         0.01      $         0.00      $         0.08      $         0.03

Weighted average outstanding shares                          4,400,000           4,400,000           4,400,000           4,400,000

OTHER DATA:

EBITDA (2)                                              $      413,930      $      336,995      $    1,884,060      $    1,629,012

Net cash provided by (used in) operating activities            (27,016)            508,065             568,543             485,755
                                                        ==============      ==============      ==============      ==============

Net cash provided by (used in) investing activities           (124,104)            173,422             656,081             236,506
                                                        ==============      ==============      ==============      ==============

Net cash provided by (used in) financing activities           (573,943)         (1,413,213)         (1,270,200)             85,816
                                                        ==============      ==============      ==============      ==============

                                                     March 31, 1998
                                                ---------------------------
                                                  Actual       As Adjusted (3)
                                                ===========    ===========
BALANCE SHEET DATA:

Working capital                                 ($  269,506)    $ 4,268,526
                                                ===========     ===========
Total assets                                      9,698,195      12,140,000
                                                ===========     ===========
Long-term debt and capitalized lease
Shareholders' equity                            $ 1,069,431     $ 5,846,335
                                                ===========     ===========


-----------
(1) Adjusted to reflect the conversion from "S" Corporation status to "C" Corporation status upon consummation of the Offering.

(2) EBITDA represents operating income excluding interest, taxes, depreciation, amortization of goodwill and other intangible assets (as presented on the face of the income statement). EBITDA is not a substitute for net cash provided by operating income in accordance with generally accepted accounting principles. EBITDA is presented because management believes that it is a widely accepted financial indicator of a company's ability to service and/or incur indebtedness, maintain current operating levels of fixed assets and acquire additional operations and businesses.
    Accordingly, significant uses of EBITDA include, but are not limited to, interest and principal payments on long-term debt, including indebtedness under the Company's revolving credit agreement. Items excluded from EBITDA, such as interest, taxes, depreciation and amortization, are significant components of the Company's operations and should be considered in evaluating the Company's financial performance.


(3) The as adjusted summary balance sheet data has been prepared as if the Offering had occurred as of March 31, 1998 and reflects the issuance of the Securities offered by the Company hereby and the application by the Company of the net proceeds therefrom. See "Use of Proceeds."

                                  RISK FACTORS


         Prospective investors should carefully review the following risk factors together with the other information in this Prospectus in evaluating the Company and its business prior to purchasing the Securities offered by this Prospectus. This Prospectus contains forward-looking statements that involve risks and uncertainties. Actual results could differ from those discussed in the forward-looking statements as a result of factors, including those set forth below and elsewhere in the Prospectus.


PRINTING BUSINESS DEPENDENT ON INDIVIDUAL ORDERS AND NOT ON LONG-TERM CONTRACTS

         The Company's business is characterized by individual orders from customers for specific printing projects rather than long-term contracts, with continued engagement for successive jobs dependent upon the customer's needs and its satisfaction with the services provided. The Company has equipped its plants to meet expected increases in demand over the next few years. The profitability of the Company is dependent in part on the continued growth in revenues, and the Company has no binding commitments from its customers to assure that the revenues of the Company will be sufficient to cover its fixed costs in the future.


         Since many of the services rendered by the Company relate to large projects for customers, sales to particular customers may vary significantly from year to year depending on the number and the size of projects required. During 1997, five customers together represented more than 34% of the Company's sales. For 1997, one customer (Pinnacle) accounted for 12.5% of sales. The Company had 306 customers in 1997 with an average of approximately $65,700 of sales per customer. The Company has no printing contracts with any of its customers, and though it believes that its relations with its customers are good, the loss of business from a significant customer could have a material adverse effect on the results of operations, financial condition and cash flows of the Company.


FLUCTUATIONS IN REVENUES


         Because the Company has no long-term contracts with its customers, the Company is unable to predict the number, size and profitability of printing jobs in a given period. Consequently, the timing of projects in any quarter could have a significant impact on the financial results in that quarter. Quarterly results in the future may be influenced by these or other factors and, accordingly, there may be significant variations in the Company's quarterly operating results.


HISTORY OF WORKING CAPITAL SHORTAGES

         In each of 1992 and 1996, the Company was unable to fund its working capital needs through cash flow from operations and third party financing sources. As a result, the Company borrowed an aggregate of $410,000 and $350,000 from its shareholders in 1992 and 1996, respectively, to meet its working capital needs. There can be no assurance in the future that the Company will be able to fund its working capital requirements through cash flow from operations, from third party financing sources or from loans from its shareholders. See "Certain Transactions."

OWNERSHIP OF PERFORMANCE PACKAGING


         The Company owns 51% of Performance Packaging. Pinnacle owns the remaining 49% and as the principal customer of Performance Packaging, accounted for 96.4% of Performance Packaging's sales in the fiscal year ended December 31, 1997. Under the terms of the First Renewal of the Packaging Services Agreement dated April 1, 1997 (the "Packaging Agreement"), Pinnacle has first call on 100% of the packaging capacity of Performance Packaging in exchange for certain fixed cost payments. Pinnacle has legal control of Performance Packaging, although the Company currently manages its operations. The requirement to provide Pinnacle with first call on 100% of the packaging capacity of Performance Packaging may be a deterrent to the growth and profitability of Performance Packaging. See "Business Affiliated Companies."

DEPENDENCE ON KEY PERSONNEL


         The Company's success is largely dependent on the skills, experience and performance of certain key members of its management, including particularly John T. White, the Company's Chief Executive Officer and W. Chris Pumpelly, its Chairman. The loss of the services of either of these key employees could have a material adverse effect on the Company's business, financial condition and results of operations. The Company does not maintain key-man insurance on the lives of Messrs. White and Pumpelly, but carries life insurance on such persons as required by the terms of a loan guaranteed by the Small Business Administration on a building owned by the Company. There are no employment agreements between the Company and any of the executive officers. The Company's future success and plans for growth also depend on its ability to attract, train and retain skilled personnel in all areas of its business. See "Management."


USE OF PROCEEDS


         Upon consummation of the Offering, the Company will use 49.1% of the net proceeds from the Offering to repay indebtedness. Management will have broad discretion as to the application of the remaining 50.9% of the net proceeds, which will be allocated for working capital. A portion of such proceeds may be used for acquisitions.


GEOGRAPHIC CONCENTRATION AND ECONOMIC CONDITIONS

         The Company's operations are located in the Dallas-Fort Worth Metroplex, and the majority of its customers are located in North Texas. The Company and its profitability may be susceptible to the effects of unfavorable or adverse local economic factors and conditions affecting this geographic region.

TECHNOLOGICAL CHANGES

         Production technology in the printing industry has evolved and continues to evolve. The Company does not consider itself a technology leader and does not attempt to be a leader in this area. The Company invests in technology improvements after such improvements have been proven to be cost-effective. The printing industry has experienced significant changes due to technological changes. Because of advances in computer and related communication technologies, certain products that were once printed by commercial printers are now generated on computers through word processing or desktop publishing software. In addition, some information is now disseminated in digital or electronic formats rather than disseminated in a paper format and this trend could continue in the future.

CONTROL BY PRINCIPAL SHAREHOLDERS

         Upon completion of this Offering, the directors and executive officers will own approximately 79% of the outstanding Common Stock of the Company. As a result, these shareholders will be able to control the management and policies of the Company through the ability to determine the outcome of elections for the Company's Board of Directors and other matters requiring the vote or consent of shareholders of the Company. See "Principal Shareholders."

DILUTION


         Purchasers of shares of the Common Stock will suffer an immediate, substantial dilution of approximately $3.96 per share or approximately 79% in the net tangible book value of their shares of Common Stock since $5.00 of the Unit purchase price attributable to the Common Stock substantially exceeds the current tangible book value per share of Common Stock. See "Dilution."

COMPETITION

         The commercial printing industry is extremely competitive and fragmented. The Company has no patented or proprietary products. The Company competes with numerous large and small printing companies, some of which have greater financial resources, and the number of printing companies providing UV Curing of Inks and Coatings is greater at this time than it has been in prior years. The Company competes on the basis of ongoing customer service, quality of finished products and price. No assurance can be given that the Company will be able to compete effectively in the future. See "Business-Competition."

INTEGRATION OF ACQUISITIONS

         A material element of the Company's growth strategy is to expand its business by purchasing commercial printers in other geographical markets and converting them into satellite operations of the Company. The Company has no experience in purchasing printing companies. While the Company continuously evaluates opportunities to make strategic acquisitions, it has no present commitments or agreements with respect to any material acquisitions. There can be no assurance that the Company will be able to identify and acquire such companies or that it will be able to successfully integrate the operations of any companies it acquires. Further, any acquisition may initially have an adverse effect upon the Company's operating results while the acquired businesses are adopting the Company's management and operating practices. In addition, there can be no assurance that the Company will be able to establish, maintain or increase profitability of an entity once it has been acquired. Also, if the Company does not have sufficient cash resources for any acquisition, its growth could be limited. There can be no assurance that the Company will be able to obtain adequate financing for any acquisition, or that, if available, such financing will be on terms acceptable to the Company. The consent of the Company's primary lender will be required to be obtained in order to consummate such acquisitions. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources" and "Business-Business Strategy."

FORWARD-LOOKING STATEMENTS

         This Prospectus includes "forward looking statements" within the meaning of Section 27A of the Act, and Section 21E of the Exchange Act. The actual results of the Company may differ significantly from the results discussed in such forward-looking statements. Certain factors that might cause such differences include, but are not limited to, the factors discussed in this "Risk Factors" section. The safe harbors contained in Section 27A of the Act and Section 21E of the Act, which apply to certain forward-looking statements, are not applicable to this Offering.

NO DIVIDENDS EXCEPT TAX DIVIDENDS

         The Company has not declared or paid any cash dividends on its Common Stock since its inception except for Subchapter S distributions to the shareholders proportional to their Subchapter S tax liabilities. The Company currently intends to retain all earnings for the operation and expansion of its business and does not anticipate paying any dividends in the foreseeable future. In addition, the Company's credit agreement prohibits the payment of dividends. See "Dividend Policy" and Note 1 of "Notes to Financial Statements."

GOVERNMENT REGULATION AND ENVIRONMENTAL MATTERS

         The Company is subject to the environmental laws and regulations of the United States and Texas concerning emissions into the air, discharges into waterways and the generation, handling and disposal of waste materials. While the Company believes it is currently in substantial compliance with these laws and regulations, there can be no assurance that future changes in such laws and regulations will not have a material effect on the Company's operations. See "Business-Government Regulation and Environmental Matters."

SHARES OF COMMON STOCK RESERVED UNDER STOCK OPTION PLAN

         The Company has reserved 300,000 shares of Common Stock for issuance to key employees, officers, directors and consultants pursuant to the Company's Stock Option Plan. The existence of these options and any other options or warrants may prove to be a hindrance to future equity financing by the Company. Further, the holders of such options may exercise them at a time when the Company would otherwise be able to obtain additional equity capital on terms more favorable to the Company.

SHARES ELIGIBLE FOR FUTURE SALE

         Upon completion of the Offering, the Company will have outstanding 5,600,000 shares of Common Stock (5,780,000 shares if the Representative's Over-allotment Option is exercised in full). The existing shareholders have agreed not to offer, sell, contract to sell or otherwise dispose of any shares of Common Stock or any securities exercisable for or convertible into Common Stock for a period of one year after the date of this Prospectus without the prior written consent of the Representative.

         No predictions can be made as to the effect, if any, that market sales of such shares will have on the market price of shares of Common Stock prevailing from time to time. However, sales of substantial amounts of Common Stock in the open market or the availability of such shares for sale following the Offering could adversely affect the market price for the Common Stock. See "Shares Eligible for Future Sale," "Description of Securities" and "Principal Shareholders."

ARBITRARY OFFERING PRICE AND EXERCISE PRICE OF WARRANTS


         The public offering price of the Units and the exercise price of the Warrants, as well as the exercise price of the Warrants underlying the Representative's Warrant, have been determined solely by negotiations between the Company and the Representative. Among the factors considered in determining these prices were the Company's current financial condition and prospects, market prices of similar securities of comparable publicly traded companies, and the general condition of the securities market. However, the public offering price of the Units as well as the amount of the offering price attributable to the Common Stock and the Warrants and the exercise price of the Warrants and the underlying Warrants do not necessarily bear any relationship to the Company's assets, book value, earnings or any other established criterion of value. See "Underwriting."


         Holders of the Warrants have the right to exercise the Warrants only if the underlying shares of Common Stock are qualified, registered or exempt from registration under applicable securities laws of the states in which the various holders of the Warrants reside. The Company cannot issue shares of Common Stock to holders of the Warrants in states where such shares are not qualified, registered or exempt. It is possible that the Warrants could be held by persons residing in states where the Company is unable to qualify the Common Stock underlying the Warrants for sale. The Company has undertaken, however, to qualify the Warrants for listing on the Boston Stock Exchange which provides for blue-sky registration in 11 states. The Warrants may expire, unexercised, which would result in the holders losing all the value of the Warrants. See "Description of Securities--Warrants."

REDEEMABLE WARRANTS AND IMPACT ON INVESTORS

         The Warrants are subject to redemption by the Company in certain circumstances. The Company's exercise of this right would force a holder of the Warrants to exercise the Warrants and pay the exercise price at a time when it may be disadvantageous for the holder to do so, to sell the Warrants at the then current market price when the holder might otherwise wish to hold the Warrants for possible additional appreciation, or to accept the redemption price, which is likely to be substantially less than the market value of the Warrants in the event of a call for redemption. Holders who do not exercise their Warrants prior to redemption by the Company will forfeit their right to purchase the shares of Common Stock underlying the Warrants. The foregoing notwithstanding, the Company may not redeem the Warrants at any time that a current registration statement under the Act is not then in effect. The Company may be expected to redeem the Warrants at a time when the market price of the Common Stock exceeds $10.00 per share for more than 10 days. See "Description of Securities-Warrants."

EXERCISE OF REPRESENTATIVE'S PURCHASE WARRANTS

         In connection with this Offering, the Company will sell to the Representative, for nominal consideration, a Representative's Warrant to purchase 120,000 Units from the Company. The Representative's Warrant will be exercisable for a four-year period commencing one year from the effective date of the Offering at an exercise price of $6.15, subject to adjustment. The Representative's Warrant may have certain dilutive effects because the holders thereof will be given the opportunity to profit from a rise in the market price of the underlying shares with a resulting dilution in the interest of the Company's other shareholders. The terms on which the Company could obtain additional capital during the life of the Representative's Warrant may be adversely affected because the holders of the Representative's Warrant might be expected to exercise them at a time when the Company would otherwise be able to obtain comparable additional capital in a new offering of securities at a price per share greater than the exercise price of the Representative's Warrant.

NO PRIOR PUBLIC MARKET; POSSIBLE VOLATILITY OF SECURITIES PRICES

         Prior to this Offering, there has been no public market for the Units, the Common Stock or the Warrants. Although the Company has applied to list the Units, the Common Stock and the Warrants on the Boston Stock Exchange and the Nasdaq SmallCap Market, there can be no assurance that a regular trading market will develop (or be sustained, if developed) for the Units, the Common Stock or the Warrants upon completion of this Offering, or that purchasers will be able to resell their Units, Common Stock or Warrants or otherwise liquidate their investment without considerable delay, if at all. Recent history relating to the market prices of newly public companies indicates that, from time to time, there may be significant volatility in their market price. There can be no assurance that the market price of the Units, the Common Stock or the Warrants will not be volatile as a result of a number of factors, including the Company's financial results or various matters affecting the stock market generally.

PREFERRED STOCK AUTHORIZED

         The Company's Articles of Incorporation authorize the issuance of 3,000,000 shares of preferred stock, the rights, preferences and privileges of which are to be determined by the Company's Board of Directors. Although the Company has no intention at the present to issue any preferred stock, the Company may in the future issue and sell preferred stock, which will likely have dividend, distribution and liquidation preferences senior to common shareholders and voting rights which may dilute the common shareholder voting rights. See "Description of Securities- Preferred Stock."

REPRESENTATIVE'S POTENTIAL INFLUENCE ON THE MARKET


         It is anticipated that a significant amount of the Units will be sold to customers of the Representative. Although the Representative has advised the Company that it intends to make a market in the Securities, it will have no legal obligation to do so. The prices and the liquidity of the Securities may be significantly affected by the degree, if any, of the Representative's participation in the market. No assurance can be given that any market making activities of the Representative, if commenced, will be continued. The Common Stock and the Warrants may not be traded separately until _________, 1998, (180 days from the date of this Prospectus) unless earlier separated upon three days notice in the sole discretion of the Representative and without the consent of the Unit holders. The Warrants are not exercisable until separated from the Units. Factors that the Representative will consider in determining to separate the Units are the trading price and volume for the Units, the volatility of the trading price for the Units and the amount of time before the Warrants expire. See "Underwriting."



POSSIBLE APPLICABILITY OF RULES RELATING TO LOW-PRICED STOCKS; POSSIBLE FAILURE TO QUALIFY FOR BOSTON STOCK EXCHANGE OR NASDAQ SMALLCAP MARKET LISTING


         The Commission has adopted regulations which generally define a "penny stock" to be any equity security that has a market price (as defined) of less than $5.00 per share, subject to certain exceptions. While the price at which the Units offered to the public pursuant to this Offering will be equal to $5.125, there can be no assurance that the Company will be able to satisfy the listing criteria of the Boston Stock Exchange or that the

Units, the Common Stock or the Warrants will trade for $5.00 or more after the Offering. Consequently, the "penny stock" rules may restrict the ability of broker/dealers to sell the Company's Securities and may affect the ability of purchasers in this Offering to sell the Company's Securities in a secondary market.

         Although the Company has applied for listing of the Units, the Common Stock and the Warrants on the Boston Stock Exchange and the Nasdaq SmallCap Market, there can be no assurance that such application will be approved or that a trading market for the Units, the Common Stock and the Warrants will develop or, if developed, will be sustained. Furthermore, there can be no assurance that the Securities purchased by the public hereunder may be resold at their original offering price or at any other price.

         In order to qualify for initial listing on the Boston Stock Exchange, a company must, among other things, have at least $3,000,000 in total assets, $2,000,000 of net tangible assets, $100,000 of net income in two of the past three years or $2,000,000 net tangible assets, a 750,000 share "public float," with a $1,500,000 market value, 600 beneficial holders, a minimum $2.00 bid price and $1,000,000 stockholders equity. For continued listing on the Boston Stock Exchange, a company must maintain $1,000,000 of total assets, a 150,000 share public float with a $500,000 market value, 250 beneficial owners and a minimum $500,000 of stockholders equity. The failure to meet these maintenance criteria in the future may result in the discontinuance of the listing of the Securities on the Boston Stock Exchange.

         In order to qualify for initial listing on the Nasdaq SmallCap Market, a company must, among other things, have at least $4,000,000 in net tangible assets, $5.0 million "public float," and a minimum bid price for its securities of $4.00 per share. For continued listing on the Nasdaq SmallCap Market, a company must maintain $2,000,000 in net tangible assets and a $1,000,000 market value of the public float. In addition, continued inclusion requires two market-makers and a minimum bid of $1.00 per share. The failure to meet these maintenance criteria in the future may result in the discontinuance of the listing of the Common Stock and Warrants on the Nasdaq SmallCap Market.

         If the Company is or becomes unable to meet the listing criteria (either initially or on a continued basis) of the Boston Stock Exchange or the Nasdaq SmallCap Market and is never traded or becomes delisted therefrom, trading, if any, in the Common Stock and the Warrants would thereafter be conducted in the over-the-counter market in the so-called "pink sheets" or, if then available, "Electronic Bulletin Board" administered by the National Association of Securities Dealers, Inc. (the "NASD"). In such an event, the market price of the Common Stock and the Warrants may be adversely impacted. As a result, an investor may find it difficult to dispose of or to obtain accurate quotations as to the market value of the Common Stock and the Warrants.

                                    DILUTION


         The net tangible book value of the Common Stock at March 31, 1998 was $1,069,431 or $0.24 per share. "Net tangible book value per share" represents the amount of total tangible assets less total liabilities, divided by the number of total shares of Common Stock outstanding. After giving effect to the sale of the 1,200,000 Units (1,200,000 shares of Common Stock and 1,200,000 Warrants) at an assumed initial public offering price per Unit of $5.125 or $5.00 per Share and $.125 per Warrant, and the initial application of the estimated net proceeds therefrom, pro forma net tangible book value of the Company at March 31, 1998, would have been $5,846,335 or $1.04 per share ($1.15 per share if the Over-allotment Option is exercised), representing an immediate increase in net tangible book value of $0.80 per share to existing shareholders and an immediate dilution of $3.96 per share (or approximately 79% dilution) to purchasers of shares of Common Stock in this Offering as illustrated in the following table:




Assumed initial public offering price per share . . . . . . . . . . . . .                          $   5.00

    Net tangible book value per share before Offering . . . . . . . . . .            $   0.24

    Increase in value per share attributable to new investors . . . . . .            $   0.80
                                                                                     --------

Pro forma net tangible book value per share after Offering  . . . . . . .                          $   1.04
                                                                                                   --------

Dilution per share to new investors . . . . . . . . . . . . . . . . . . .                          $   3.96
                                                                                                   ========

Percentage dilution . . . . . . . . . . . . . . . . . . . . . . . . . . .                               79%



         The following table sets forth as of March 31, 1998, (i) the number of shares of Common Stock purchased from the Company by the existing shareholders, the total consideration paid and the average price per share paid for such shares by the existing shareholders and (ii) the number of shares of Common Stock to be sold by the Company in this Offering, the total consideration to be paid and the average price per share.




                               Shares Purchased            Total Consideration
                           ------------------------      -------------------------     Average Price
                             Number        Percent         Amount         Percent       Per Share
                           ----------     ---------      ----------     ----------      ----------
Existing shareholders      4,400,000             79%     $  685,824             10%     $     0.16
New investors              1,200,000             21%      6,000,000             90%     $     5.00
                           ---------      ---------      ----------     ----------
         Total             5,600,000          100.0%     $6,685,824            100%
                           =========      =========      ==========     ==========

                                USE OF PROCEEDS

         The net proceeds to be received by the Company from the sale of the 1,200,000 Units offered hereby are estimated to be approximately $5,035,000 ($5,846,800 if the Representative's Over-allotment Option is exercised in full) assuming an initial public offering price of $5.125 per Unit and after deducting the estimated underwriting discounts and offering expenses and a non-accountable expense allowance payable to the Representative equal to 2% of the gross proceeds.


         The following table reflects the application of the estimated net proceeds by the Company:



                   USE                                              DOLLAR         PERCENT OF
                   ---                                              AMOUNT        NET PROCEEDS
                                                                 ------------     ------------
    Reduce outstanding balance on revolving credit line with     $  2,021,786            40.16%
    Repay 1996 debentures                                             248,820             4.94%
    Repay 1997 debentures                                             185,666             3.69%
    Repurchase outstanding warrants                                   139,074             2.76%
    Working capital                                                 2,439,654            48.45%
                                                                 ------------     ------------
    Total                                                        $  5,035,000            100.0%
                                                                 ============     ============



         At March 31, 1998, the Company's outstanding balance under the revolving credit note issued to its senior lender was $2,021,786. The advances under this note have been used by the Company to provide working capital. The outstanding indebtedness under this note bears interest at a rate equal to the prime rate plus 1.0% and is repayable on December 31, 1998.

         In July 1996, the Company borrowed $350,000 from certain of its shareholders and other individuals and issued debentures to the lenders. The proceeds were used to meet working capital needs of the Company. The 1996 debentures are payable in equal installments of principal and interest, based on a 60 month amortization schedule with interest at 14% per annum, and with a balloon payment of the outstanding principal in July, 1999. The balance owed on the 1996 debentures at the time of the Offering will be approximately $248,820. The balance at March 31, 1998 was $261,998.

         In December 1997, the Company borrowed an additional $200,000 from certain of its officers, directors and their family members, and issued debentures for said loans. The proceeds were used to fund $200,000 of the remaining amount due to John T. White, President of the Company, under a 1992 debenture, with the balance of the repayment coming from internally generated cash flow. The 1997 debentures are payable in equal installments of principal and interest, based on a 60 month amortization schedule with interest at 14% per annum, and with a balloon payment of the outstanding principal in December, 2000. The balance which will be owed on the 1997 debentures at the time of the Offering will be approximately $185,666. The balance at March 31, 1998 was $190,507.


         The Company issued warrants to each of the lenders of the 1996 and 1997 debentures, and has the right to redeem the warrants for $139,074. The redemption prices were established at the time the debentures were issued in 1996 and 1997.

         The balance of the net proceeds will be used for general working capital, including a reduction of accounts payable to take advantage of available discounts and possible acquisitions of additional printing operations. The Company does not have any present agreements or understandings regarding any such acquisitions.

         Pending application of the net proceeds of this Offering, the Company may invest such net proceeds in interest- bearing accounts, United States government obligations, certificates of deposit or short-term interest bearing securities.

                                DIVIDEND POLICY


         The Company has not declared or paid any cash dividends on its Common Stock since its inception except for Subchapter S distributions to the shareholders proportional to their Subchapter S tax liabilities. The Company currently intends to retain all earnings for the operation and expansion of its business and does not anticipate paying any dividends in the foreseeable future, except for the Subchapter S tax liabilities on taxable earnings for fiscal 1998 occurring prior to June 1, 1998, the date of the termination of Subchapter S status. The Company's current revolving credit line prohibits the payment of dividends under certain conditions.


                                 CAPITALIZATION


         The following table sets forth the capitalization of the Company (i) as of March 31, 1998, and (ii) as adjusted to reflect the sale by the Company of 1,200,000 Units offered hereby at an assumed initial public offering price of $5.125 per Unit (after deduction of the underwriting discount and estimated offering expenses) and the application of the net proceeds therefrom as described under "Use of Proceeds."



                                                                                    March 31, 1998
                                                                            -----------------------------
                                                                               Actual         As Adjusted
                                                                            ------------     ------------
Current portion of long-term debt                                           $    611,166     $    516,555
Long-term debt, less current portion                                           2,973,938        2,735,066
Shareholders' equity
     Preferred stock: 3,000,000 share of $1.00 par value authorized, no                0                0
     Common stock: 20,000,000 share of $.01 par value authorized,                 44,000           56,000
     Common stock purchase warrants                                                    0          150,000
     Additional paid-in capital                                                  641,824        5,375,750
     Accumulated earnings                                                        383,607          264,585
                                                                            ------------     ------------
Total shareholders' equity                                                     1,069,431        5,846,335
                                                                            ------------     ------------
Total capitalization                                                        $  4,654,535     $  9,097,956
                                                                            ============     ============



----------
(1) Excludes the issuance of (i) 1,200,000 shares of Common Stock upon exercise of the Warrants; (ii) up to 360,000 shares of Common Stock issuable pursuant to the Representative's Over-allotment Option and shares underlying the Warrants included therein; (iii) 240,000 shares of Common Stock issuable upon exercise of the Representatives Warrants and the Underlying Warrants included therein; and (iv) 300,000 shares of Common Stock reserved for issuance under the Company's Stock Option Plan, of which no shares of Common Stock are currently subject to outstanding options.
    See "Underwriting", "Management-Stock Option Plan" and "Description of Securities."

                            SELECTED FINANCIAL DATA


         The following selected financial data should be read in conjunction with the financial statements and the notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus. The data for the years ended December 31, 1997 and 1996 are derived from the audited financial statements included elsewhere in this Prospectus. The data for the three months ended March 31, 1998 and 1997 are derived from unaudited financial statements that are included elsewhere in this Prospectus.



                                                        THREE MONTHS         THREE MONTHS        YEAR ENDED           YEAR ENDED
                                                            ENDED               ENDED            DECEMBER 31,         DECEMBER 31,
STATEMENTS OF OPERATIONS DATA:                          MARCH 31, 1998      MARCH 31, 1997           1997                 1996
                                                        --------------      --------------      --------------      --------------
Revenue                                                 $    4,629,824      $    3,939,448      $   20,114,549      $   15,715,395

Costs of goods sold                                          3,694,190           3,058,955          15,466,484          12,101,986

Gross profit                                                   935,634             880,493           4,648,065           3,613,409

Selling, general and administrative expenses                   752,731             720,056           3,269,575           2,872,913

Income from operations                                         110,903              89,937             984,375             518,174

Other expense, net                                             (27,780)            (93,754)           (432,910)           (346,564)

Pre-tax income (loss)                                           83,123              (3,817)            551,465             213,360
                                                        ==============      ==============      ==============      ==============

Income tax provision (1)                                       (29,554)                 --            (189,638)            (81,354)

Net income (Loss) (1)                                   $       53,569      $       (3,817)     $      361,827      $      132,006
                                                        ==============      ==============      ==============      ==============
PRO FORMA EARNINGS PER SHARE (1):
Basic and diluted                                       $         0.01      $         0.00      $         0.08      $         0.03
Weighted average outstanding shares                          4,400,000           4,400,000           4,400,000           4,400,000
OTHER DATA:
EBITDA (2)                                              $      413,930      $      336,995      $    1,884,060      $    1,629,012

Net cash provided by (used in) operating activities            (27,016)            508,065             568,543             485,755
                                                        ==============      ==============      ==============      ==============
Net cash provided by (used in) investing activities           (124,104)            173,422             656,081             236,506
                                                        ==============      ==============      ==============      ==============
Net cash provided by (used in) financing activities           (573,943)         (1,413,213)         (1,270,200)             85,816
                                                        ==============      ==============      ==============      ==============

                                                        March 31, 1998
                                                  ------------------------------
                                                     Actual       As Adjusted (3)
                                                  ============    ==============
BALANCE SHEET DATA:
Working capital                                   ($   269,506)    $  4,268,526
                                                  ============     ============
Total assets                                         9,698,195       12,140,000
                                                  ============     ============
Long-term debt and capitalized lease
Shareholders' equity                              $  1,069,431     $  5,846,335
                                                  ============     ============




(1) Adjusted to reflect the conversion from "S" Corporation status to "C" Corporation status upon consummation of the Offering.


(2) EBITDA represents operating income excluding interest, taxes, depreciation, amortization of goodwill and other intangible assets (as presented on the face of the income statement). EBITDA is not a substitute for net cash provided by operating income in accordance with generally accepted accounting principles. EBITDA is presented because management believes that it is a widely accepted financial indicator of a company's ability to service and/or incur indebtedness, maintain current operating levels of fixed assets and acquire additional operations and businesses. Accordingly, significant uses of EBITDA include, but are not limited to, interest and principal payments on long-term debt, including indebtedness under the Company's revolving credit agreement. Items excluded from EBITDA, such as interest, taxes, depreciation and amortization, are significant components of the Company's operations and should be considered in evaluating the Company's financial performance.


(3) The as adjusted summary balance sheet data has been prepared as if the Offering had occurred as of March 31, 1998 and reflects the issuance of the Securities offered by the Company hereby and the application by the Company of the net proceeds therefrom. See "Use of Proceeds."

                          MANAGEMENT'S DISCUSSION AND
                        ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

         The following discussion should be read in conjunction with the information contained in the financial statements, including the notes thereto, and the other financial information appearing elsewhere in this Prospectus.


RESULTS OF OPERATIONS


         The following is a summary of the revenues and expenses of the Company for the periods indicated, with the expenses and profits as a percentage of revenue and with the percentage increase or decrease from March, 1997 to March, 1998.



                                                                              THREE                 THREE
                                                                             MONTHS                 MONTHS              % INCREASE
                           YEAR ENDED              YEAR ENDED                 ENDED                  ENDED               (DECREASE)
                          DECEMBER 31,    % OF    DECEMBER 31,     % OF     MARCH 31,      % OF    MARCH 31,     % OF   1998 FROM
                              1997       SALES        1996        SALES        1998       SALES       1997      SALES      1997
                          ------------   -----    ------------    -----     ---------     -----    ---------    -----   ---------
Revenue                    $20,114,549    100%    $15,715,395      100%    $4,629,824      100%   $3,939,448     100%     17.5%

Costs of goods sold         15,466,484   76.9%     12,101,986     77.0%     3,694,190     79.8%    3,058,955    77.6%     20.8%

Gross profit                 4,648,065   23.1%      3,613,409     23.0%       935,634     20.2%      880,493    22.4%      6.3%

Selling, general and
  administrative expenses    3,269,575   16.3%      2,872,913     18.3%       752,731     16.3%      720,056    18.3%      4.5%

Income from operations         984,375    4.9%        518,174      3.3%       110,903      2.4%       89,937     2.3%     23.3%

Other expense, net            (432,910)  (2.2)%      (346,564)   (2.2)%       (27,781)   (0.6)%      (93,754)   (2.4)%   (70.4)%
                           -----------            -----------              ----------             ----------

Pre-tax income (loss)          551,465    2.7%        213,360      1.4%        83,123      1.8%       (3,817)   (0.1)%
                           ===========            ===========              ==========             ==========



THREE MONTHS ENDED MARCH 31, 1998 COMPARED TO THREE MONTHS ENDED MARCH 31, 1997

         Revenues for the three months ended March 31, 1998, increased 17.5% to $4.6 million compared to $3.9 million for the three months ended March 31, 1997, reflecting continuing strong sales to existing customers during the first quarter which has been typically weak for the Company for several years.

         The costs of goods sold include materials, outside services, labor and other factory costs. The costs of materials and outside services increased to $1.7 million in the first quarter of 1998 from $1.5 million in the first quarter of 1997, with a slight increase in the percentage of revenue spent on materials and outside services.

         The cost of labor increased to $1.2 million in the first quarter of 1998 from $0.9 million in the first quarter of 1997, and the cost of labor as a percentage of sales increased to 25.1% from 22.9%. This increase in the cost of labor resulted from a higher level of hand work for the jobs sold in the first quarter of 1998 in comparison to jobs sold in the first quarter of 1997.

         The other factory costs of the Company also increased, to $0.8 million in the first quarter of 1998 from $0.7 million in the first quarter of 1997, though these costs, as a percentage of sales, decreased to 16.7% from 17.7% as the fixed costs of operations were more efficiently utilized in the quarter. The higher labor costs were only partially offset by the better plant utilization, but when combined with the increase in revenues, the gross profit of the Company increased to $935,634 in the first quarter of 1998 from $880,493 in the first quarter of 1997.

         Selling, general and administrative expenses increased by $32,675 in the first quarter of 1998 to $752,731 from $720,056 in the first quarter of 1997. However, as a percentage of revenue the costs decreased to 17.8% in the first quarter of 1998 from 20.1% in the first quarter of 1997.

         Other expense (net) includes interest expense and other gains and losses. Interest expense was approximately the same in the first quarters of 1998 and 1997. Other gains and losses moved favorably to a gain of $114,126 in the first quarter of 1998 from a gain of $44,544 in the first quarter of 1997. This change was primarily the result of profits at Performance Packaging which completed the move of its packaging plant to its current facility in the summer
of 1997.   In the first quarter of 1998, 94.7% of total revenues at Performance
Packaging were from Pinnacle.

         As a result of the foregoing, pre-tax net income rose to $83,123 in the first quarter of 1998 from a loss of $3,817 in the first quarter of 1997. The Company makes no provisions for income tax since it is an S corporation for federal income tax purposes, though it will convert to a C corporation for federal income tax purposes at the time of the Offering.

YEAR ENDED DECEMBER 31, 1997 COMPARED TO YEAR ENDED DECEMBER 31, 1996

         Revenues for the year ended December 31, 1997, increased 28% to $20.1 million compared to $15.7 million for the year ended December 31, 1996. The increase was primarily attributable to increases in sales to existing customers, as improvements in plant operations begun in 1996 and continued in the first three quarters of 1997 increased customer confidence. Large format offset printing, a service added in 1996, began to add customers in 1997, and business developed by new sales persons added in 1996 increased both the point-of-purchase advertising materials and commercial printing sold by the Company in 1997. Revenues for the fourth quarter of 1997 increased by 37% over the revenues for the fourth quarter of 1996, as strengthening sales throughout the year showed greatest improvement in the fourth quarter.

         The costs of materials and outside services increased to $7.6 million in 1997 from $5.7 million in 1996, with an increase of 1.7% in the percentage of revenue spent on materials and outside services. These expenses can vary substantially as a percentage of revenue from year to year, depending on the amount of materials furnished by customers on large jobs and the extent to which services are performed by sub-contractors of the Company. The costs of materials and outside services in 1997 were in line with those in 1996.


         While additional labor was required in 1997 to perform the work necessary to increase the revenues in 1997 over those in 1996, with the cost of labor increasing to $4.1 million in 1997 from $3.5 million in 1996, the cost of labor as a percentage of sales decreased to 20.3% from 22.0%. Labor can be a variable expense reflecting the amount of work performed by the Company, but a substantial portion of factory labor is a fixed expense, reflecting the necessity that the Company has available capacity for new business. With the increases in revenues in 1997 the labor force of the Company was better utilized than in 1996.

         The other factory costs of the Company also increased, to $2.4 million in 1997 from $1.8 million in 1996, with scheduled increases in equipment leases as negotiated at the time of equipment installations and increases to repair costs as press warranties expired. The increase in revenues kept the fixed factory costs, as a percentage of revenue relatively flat, at 19.0% in 1997 compared to 18.7% in 1996. As a result of these efficiencies in the use of labor and the maintenance of other factory costs as a percentage of revenue, the gross profit of the Company increased to $4.6 million in 1997 from $3.6 million in 1996.

         Selling, general and administrative expenses increased by $.4 million in 1997 to $3.3 million from $2.9 million in 1996. However, as a percentage of revenue the costs decreased to 16% in 1997 from 18% in 1996. The Company decided to spend more money on its selling efforts in 1997 than in 1996, and it took a larger reserve for doubtful accounts, increasing the administrative costs for 1997, but these increases were more than offset by the increases in revenues for 1997, resulting in lower costs as a percentage of revenue.


         Interest expense decreased to $587,548 in 1997 from $610,310 in 1996, primarily as a result of the Company's move to a new lender with a lower interest rate for its revolving working capital loan in 1997. Other gains and losses moved unfavorably to a gain of $154,638 in 1997 from a gain of $263,746 in 1996. This change was primarily the result of losses suffered at Performance Packaging which suffered operating losses in connection with the move of the packaging plant to its current facility in the summer of 1997. In 1997, 96.4% of total revenues at Performance Packaging were from Pinnacle. Gains from cash sales of property and equipment increased to $191,423 in 1997 from $90,727 in 1996.


         As a result of the foregoing, pre-tax net income rose to $551,465 in 1997 from $213,360 in 1996. The Company makes no provisions for income tax since it is an S corporation for federal income tax purposes, though it will convert to a C corporation for federal income tax purposes at the time of the Offering.


LIQUIDITY AND CAPITAL RESOURCES

         Historically, the Company has financed its cash flow requirements from funds generated from operations and credit facilities provided by financial institutions, other lenders and shareholders. Cash flow provided by operations was ($27,016) and $508,065 for the three months ended March 31, 1998 and 1997 respectively, and $568,543 and $485,755 the years ended 1997 and 1996 respectively. The Company intends to apply approximately $2.5 million of the net proceeds of the Offering to the repayment of certain indebtedness and reduction of certain indebtedness, including the Company's line of credit and certain term indebtedness. See "Use of Proceeds."

         Trade accounts receivable outstanding December 31, 1997 increased by 42% over amounts outstanding December 31, 1996, primarily as a result of increases in fourth quarter sales in 1997 over 1996. Substantially all of the amounts receivable at the end of 1997 have been collected except for one invoice on which approximately $625,000 is owed. The Company delivered the goods on which that invoice was based, and the buyer successfully resold the goods as part of a successful advertising campaign. The customer has disputed the quality and quantity of product shipped, claiming that only 80% of the quantity of printed sheets invoiced was good product. The Company believes that it met its obligations to the customer and that the customer is making the claims in an effort to increase its profits on the project. The Company has accrued 24% of the amount due as a reserve against this account, and based on its history of collecting from this customer in a previously disputed claim by the same customer for which 100% of the balance invoiced was collected, the Company believes it has adequately reserved for the contingency of non-payment from this customer. However, the amount due from the customer is not secured by any collateral. The Company is pursuing collection of the invoice through litigation. See "Note 1 to Financial Statements."

         The Company has a revolving credit facility with a senior lender which permits borrowings of up to $3.5 million, subject to borrowing base requirements. This credit facility, which bears interest at the prime rate plus 1% (for a total of 9.5% as of December 20, 1997), is secured by a lien on substantially all of the Company's assets. In addition, John T. White, an executive officer and director of the Company, has personally guaranteed the Company obligations under this credit facility. The Company pays a 0.25% unused facility fee on the unused portion of this credit facility which matures on December 19, 1998. At March 31, 1998, the Company had borrowings of approximately $2,021,786 outstanding under this credit facility. The Company intends to reduce the outstanding balance of this credit facility with the net proceeds from this Offering. See "Use of Proceeds."

         Heller Financial, Inc. ("Heller") provided bridge financing for the purchase of the printing division building in the original principal amount of $1,260,000 on April 5, 1995. In 1997 this loan was replaced with three long term loans held by Heller, having outstanding balances as of March 31, 1998, of $683,882, $567,747 and $54,464 and annual payments of $83,868, $54,960 and
$16,764 respectively.

         In December 1997, the Company issued unsecured notes in the aggregate principal amount of $200,000 to certain of its officers, directors, and their family members. These notes are due in December 2000 and bear interest at 14%. The Company will repay these notes with the net proceeds from this Offering. See "Use of Proceeds" and "Certain Transactions."

         In July, 1996, the Company issued promissory notes secured by the Company's interest in Performance Packaging promissory notes in the aggregate principal amount of $350,000 to certain officers, directors and their family members. These notes are due in July 1999 and bear interest at 14%. The Company will repay these notes with the net proceeds from this Offering. See "Use of Proceeds" and "Certain Transactions."

         The Company has financed its purchases of equipment through term financing and equipment leases from several equipment lenders. Interest rates average approximately 9.5% per annum, with payment terms ranging from 48 months to 96 months. The total outstanding obligations under these financings on March 31, 1998 was $1,909,794.

         The Company has previously leased printing equipment from certain related companies. Effective March 31, 1998, most of the equipment owned by the lessors was sold back to the equipment manufacturer, and the manufacturer agreed to lease the equipment directly to the Company on terms more favorable than the original lease. The balance of the equipment was transferred to the Company from one of the lessors in exchange for the assumption by the Company of the debt owed by the lessors to the equipment manufacturer. As a result of the transaction, the Company's lease payments will be approximately $65,000 per year greater in 1998 than in 1997, but the new lease will eliminate a large balloon payment, reduce the escalation of lease payments over the next five years and grant the Company options to purchase the equipment at fair market value after four years. See "Certain Transactions".


         The Company has no significant commitments at this time which would require that it expend capital and believes its current facilities and capital equipment are adequate for the Company as currently structured.

                                    BUSINESS

         Performance Printing is a printing and display manufacturing company primarily engaged in the business of serving the point-of-purchase advertising industry. In addition to its Display and Printing divisions which are operated from separate plants, the Company owns a majority interest in Performance Packaging, which packages trading cards and related products. All three plants are in close proximity to one another in Dallas, Texas. The sales and administrative offices are located in a corporate office separate from any of the plants.

         The Company's business has been built around a core specialty of printing with inks and coatings which are cured with ultra violet light ("UV"). This UV printing technology enables the Company to print on Substrates other than paper, such as vinyl, styrene and PETG. Over the past few years, the Company has added UV screen printing to compliment the UV offset printing, allowing it to print on more diverse materials such as metal and very thick materials and to use special inks and coatings.

BUSINESS STRATEGY

         Historically, the Company has grown and profited by increasing its capacity and adding services complimentary to its existing specialties. The Company has a two-point growth strategy for the future:

# Internal Growth The Company will continue to build its existing business in Dallas, Texas, adding new specialties and related services when appropriate. Much of its existing equipment has more than twice the capacity utilized in 1997. By utilizing its strong local sales force, local market share can be increased. By using the national marketing and sales effort which have been developed over the past five years, the Company expects to continue to realize a substantial portion of its revenues from customers located outside of the North Texas area. The Company believes that it can achieve substantial growth from its existing business.

# Acquisitions The Company plans to acquire small commercial printers and screen printers in several key markets around the United States and convert these plants to shops similar to its Dallas operations. Small UV offset and screen presses and large format digital presses would be installed in these regional plants which would be operated under the Performance trade name. The sales force at each would be increased and trained to sell point-of-purchase advertising and related materials. Jobs requiring the use of the multi-million dollar presses such as the Company's equipment in Dallas would be transferred to Dallas for production. The regional plants would facilitate the development of close relationships with major users of point-of-purchase advertising and related materials, with primary emphasis on sales, pre-press and short run work in the regional plants. The Company believes that it can develop three to five such regional centers over the next three years, achieving substantial additional growth and profits from these new regional centers.

          The Company expects, over the four fiscal years ending December 31, 2002, that its growth will be divided approximately equally between internal growth and acquisitions. The Company believes that it will continue its internal historic growth over the next four years. In the event the Company is not successfull in locating suitable acquisition candidates at the rate of two per year, it will depend primarily on its internal growth rate to increase its revenues. The Company will seek to acquire other printing companies with annual revenues in the $5 to $10 million range. If the Company acquires one or more printing companies with revenues greater than its targeted range, the increase in sales could be weighted more toward acquisition than internal growth.

INDUSTRY BACKGROUND

         Although the Company is built around specialty printing, it is considered a commercial printer by industry classification. The commercial printing industry is one of the largest and most fragmented manufacturing industries in the United States. According to the Printing Industries of America, Inc. ("PIA"), the main national trade organization for the industry, there were approximately 52,000 printing firms with total annual revenues of $132 billion in 1996. Of the 27,600 commercial, screen and specialty printers, only 621 had more than 100 employees in 1996, but these firms sold 42% of the $72.8 billion in revenues sold by the commercial, screen and specialty printers. The printing industry is experiencing considerable consolidation at this time. Several printing companies are in the business of acquiring other printing companies.

         The point-of-purchase advertising industry was a $12 billion industry in 1995 according to the Point-of-

Purchase Advertising Institute, an industry trade organization. The Institute reported a growth of 8% for the industry from 1994 to 1995.

COMPANY OPERATIONS


       The Company has used its core specialties involving offset and screen printing of UV cured materials to attract customers, and, once relationships are established, the Company often sells commercial printing services to them as well. Moreover, the Company has added many other complimentary services to go with its UV printing and its commercial printing, such as complete pre-press services, large format printing which is used for large point-of-purchase displays, folding and gluing of decorative cartons for in-store use, die cutting of printing and display materials, thermoforming of plastics for displays, large format digital printing for short run banners and posters, and kitting and fulfillment of advertising materials for in-store use.


         The equipment used for these specialties is expensive in comparison to much of the equipment used in commercial printing. Not only is it necessary to have large presses with multiple colors and finishing equipment to match the presses, but the curing equipment is also expensive. In addition, customers require very fast turn time as advertising campaigns are commonly late in the creative and approval phase, shortening the available time for manufacturing. Thus the Company is required to have a great deal of ready capacity to meet these requirements. However, hourly rates and material markups are also relatively high for this type of work.

         The Company fills in the idle time for its specialty capacity by selling commercial printing services and trading card printing. While the prices for these types of work are not as high as for the specialty services, revenues from these activities help cover the cost of the necessary capacity.

EQUIPMENT

         The Company owns or leases seven sheetfed offset presses ranging from two colors to eight colors and from 20" to 63" in print width. In addition the Company has five large format flat bed and cylinder screen presses and an off line UV coater. The Company's finishing equipment includes a variety of guillotine cutters, die cutters, folders, gluing machines and wrappers. The Display Division has three thermoforming machines for plastic molding and large format digital printers. Almost all of the Company's pre-press services are performed on its extensive high-end pre-press systems, including scanners and film output devices.

COMPANY SERVICES

         The Company builds relationships with its customers by offering turnkey services for point-of-purchase advertising materials and related products. Some of the manufacturing capacity not absorbed with those activities is sold in the commercial printing market. Products and services offered by the Company include the following:


# Plastic In-store Materials. Typical products of this core specialty include static clings, plastic shelf strips, danglers, wobblers, counter mats, mouse pads, floor graphics and translights, all of which are common to point-of- purchase advertising.

# Special Inks and Coatings. Using UV curing technology for both offset and screen printing, inks and coatings with special properties are offered, including materials with are light fast for outdoor usage and which have other unusual properties such as sealed scents, glow-in-the-dark capabilities and temperature sensitive inks which change colors as temperatures change.

# Large Format Printing. Offset printing up to 63" by 44", digital printing up to 54" by 36', and screen printing up to 84" by 48". Typical products include decorative labels for corrugated boxes, posters, banners and temporary in- store displays.

# Promotional Advertising Materials. Trading cards and other giveaway items for advertising campaigns by food and beverage companies are manufactured using UV printing, UV coating and other specialty inks and coatings.

# Kitting and Fulfillment. The Company compiles materials manufactured by it and other vendors on behalf of its customers and ships the packages directly to stores for in-store display.

# Commercial Printing. Using conventional printing, UV printing and a variety of types of finishing, the Company manufactures brochures, small catalogs, trading cards, calendars, manuals and other typical commercial printing products.

# Folding Cartons. Decorative cartons used for in-store sales and direct marketing sales are printed, coated, die-cut, folded and glued in-house by the Company.

# Plastic Displays. The Company builds molds, heat forms and finishes a variety of plastics for in-store displays and for packaging components.

# Design and Advertising. Under the trade name "Performance Marketing", the Company provides creative and design services for advertising and for in-store displays. These services include media purchasing, prototype development, public relations and printing design.


# Trading Card Packaging. Through Performance Packaging, the Company cuts, collates, over-wraps, shrink-wraps, boxes and ships millions of trading card packs and similar products each month. Pinnacle is the primary customer of Performance Packaging. In 1997, 96.4% of total revenues at Performance Packaging were from Pinnacle.


MARKETING AND SALES

         The Company has three primary means of marketing and selling its services. It has a sales staff of 16 sales persons who sell mainly to customers located in the North Texas area, although seven of these salespersons also have accounts in other parts of the United States. In addition, the Company advertises in national trade magazines for the point-of-purchase and printing industries, with a marketing staff of four persons responsible for designing and placement of advertising, public relations and handling inquiries from customers. The Company also uses telephone marketing through its national sales department to contact and sell to customers located outside of the North Texas area. With a staff of four, this department contacts potential buyers by phone, sends samples and advertising materials to interested prospects and sells to customers by telephone.

         A team of customer service representatives supports the local and national sales departments. Eight representatives are located in the offset and display plants to handle order entry, proofing, communications with customers and production management once sales are made by the salespersons. This lets the salespersons concentrate on generating new sales while maintaining a close working relationship with the customers.

CUSTOMERS


         Since many of the services rendered by the Company relate to large projects for customers, sales to particular customers may very significantly from year to year depending on the number and size of projects required. During 1997, five customers together represented more than 34% of the Company's sales. For 1997 only one customer accounted for as much as 10% of sales (12.5%). The Company had 306 total customers in 1997 with an average of approximately $65,700, per customer. The average order sizes in 1997 was approximately $6,200.


PURCHASING RAW MATERIALS


         The Company purchases plastics, paper, ink, plates, film, pressroom supplies and other materials from a number of suppliers. Large orders for paper and plastics are often placed directly with mills, and routine purchases are made from product distributors. For large trading card projects and production of large giveaway premiums, the customers normally furnish the required paper or plastic. Paper and plastic represent the majority of the materials purchased by the Company. Though the Company has not found that price increases and decreases for paper and plastic directly decrease or increase the orders it receives for printing services, these prices can be volatile in some years. Substantial increases in the costs of material could reduce the feasibility of some projects. The Company has not experienced any significant difficulty in obtaining raw materials necessary to produce orders for its customers.


FACILITIES AND CAPABILITIES

         The Company operates three manufacturing plants. All three plants are within 10 minutes of driving time from one another, and none are more than 15 minutes from the corporate office.

         The Performance Display division is in a leased facility of 44,000 square feet. The primary lease term expires December 21, 2000. Performance Packaging is in a leased facility of 75,000 square feet. The primary lease term expires April 30, 2002. The Company does not expect any difficulty in negotiating a lease renewal for either facility if it desires to do so. The offices and manufacturing areas of both are air-conditioned and have adequate power.

         The Printing division is in a 50,000 square foot facility owned by the Company. It is located on Interstate Highway 35 near downtown Dallas, which is an excellent location due to its visibility and accessibility to the highway.


         One senior lender has mortgages on the building securing indebtedness in the aggregate amount of $1,305,593. The equipment lenders and other financing sources have liens on substantially all of the Company's equipment and machinery.


         The sales, estimating, marketing, advertising agency and administrative functions of the Company are conducted from the corporate office of the Company located near downtown Dallas in a 9,200 single tenant office building. The building is on a month-to-month rental basis from a partnership between John T. White and Richard D. Cox. Messrs. White and Cox are directors of the Company, and Mr. White is the Company's Chief Executive Officer.

         The Company has substantial capacity available for growth of its business. With proper staffing of pressmen and assistant pressmen, each printing press has a potential of four 40-hour shifts per week. With six sheetfed offset presses currently running only nine shifts at the printing plant, and with the five screen presses, two digital and one off-line UV coater currently running only eight shifts, there are a potentially fifteen and twenty-four shifts available at the printing and display plants, respectively. Currently a portion of these shifts is filled through overtime work by existing shifts, but the majority of these available shifts represent additional capacity for the Company. The existing finishing and pre-press equipment has adequate capacity to compliment the available capacity on the printing presses. While the employment market in Dallas, Texas, is tighter now than in recent years, the Company has not incurred any substantial difficulty in attracting, training and retaining qualified personnel.

INTELLECTUAL PROPERTY

         The Company markets its services in the United States under the names, "Performance Printing," "Performance Display," "Performance Marketing," and "Performance Packaging." "Performance Printing," together with its logo, is a federally registered service mark in the name of the Company.

EMPLOYEES


         As of December 31, 1997, the Company had a total of 160 regular employees, 17 of whom were administrative personnel, 52 of whom were salaried or commissioned employees and 108 of whom were hourly employees. In addition, the Company employs up to 50 temporary employees as work requires, with almost all of such temporary employees providing hand labor services. The Company does not have any employees engaged in research and development. Performance Packaging employs 18 regular employees and up to 350 temporary employees for hand labor services as needed. None of its employees are represented by a collective bargaining agreement. The Company believes its relations with its employees are good.


GOVERNMENT REGULATIONS AND ENVIRONMENTAL MATTERS

         The Company is subject to the environmental laws and regulations of the United States and the state of Texas concerning emissions into the air, discharges into waterways and the generation, handling and disposal of waste materials. Responsible agencies include, but are not limited to, the U.S. Environmental Protection Agency, the Texas Natural Resource Conservation Commission and regulatory agencies at the county and local level. The printing and display business generate substantial quantities or inks, solvents and other waste products requiring disposal under the numerous federal, state and local laws and regulations relating to the environment. The Company typically recycles waste paper and plastic, returns salvageable waste ink to its supplier and contracts for the removal of other waste products. The Company believes it is in substantial compliance with all applicable air quality, waste disposal and other environmental-related rules and regulations as well as with other general employee health and safety laws and regulations. However, there can be no assurance that future changes in such laws and regulations will not have a material effect on the Company's operations.

AFFILIATED COMPANIES


         Although the Company has no subsidiaries, it owns 51% of Performance Packaging. The remaining 49% is owned by Pinnacle, which is the primary customer of Performance Packaging under the terms of the Packaging Agreement, which terminates on March 31, 2002. The Packaging Agreement provides, in part, that Pinnacle will have first call on 100% of the packaging capacity of Performance Packaging in exchange for certain fixed cost payments. For the fiscal year ended December 31, 1997, Pinnacle accounted for 96.4% of Performance Packaging sales. Through its 49% stock ownership of Performance Packaging and three of five members of the management committee (board of directors), Pinnacle has legal control of Performance Packaging. However, pursuant to an Organizational Agreement, the Company is responsible for the management of Performance Packaging and John T. White, President of the Company, is President of Performance Packaging. The Company believes that the Packaging Agreement will be renewed at the end of its current term.


         The Company also has three sister companies, Performance Label Corporation, Tejas Label Corporation and Southwest UV Corporation (the "Equipment Companies"), which are owned by shareholders with identical ownership to that of the Company. All three of these companies were formed and have existed for the sole purpose of owning printing equipment purchased from and financed by a printing press manufacturer. Except for a limited guarantee for approximately $158,000 of payments due between January and June of 1998, none of the obligations of the Equipment Companies are guaranteed by or the responsibility of the Company, though all of the presses owned by the Equipment Companies are leased to the Company.


         Effective March 31, 1998, most of the equipment owned by the Equipment Companies was sold back to the equipment manufacturer, and the manufacturer agreed to lease the equipment directly to the Company. The balance of the the equipment was transferred to the Company from one of the Equipment Companies in exchange for the assumption by the Company of the debt owed by the Equipment Company to the equipment manufacturer. Prior to the date of the Offering, the Equipment Companies will be dissolved.


COMPETITION

         The Company competes with a number of other commercial printers, some of which are subsidiaries or divisions of companies having greater financial resources than those of the Company. Because of the nature of the Company's business, most of the Company's competition is in the local printing market. The major competitive factors in the Company's commercial printing business are ongoing customer service, quality of finished products and price. Customer service often is dependent on production and distribution capabilities and availability of printing time on equipment which is appropriate in size and function for a given project. In addition, competition in the commercial printing area is based upon the ability to perform the services described with speed and accuracy. Price and the quality of supporting services are also important in this regard. Performance Printing believes it competes effectively on all of these bases. The Company intends to participate in the consolidation taking place in the printing industry by acquiring printing companies in several markets throughout the United States. See "-Business Strategy" and "-Industry Background."

LEGAL PROCEEDINGS

         From time to time the Company is involved in litigation relating to claims arising out of its operations in the normal course of business. There are no pending suits or threatened suits against the Company at this time, though the Company is the plaintiff in four suits for collection of past due accounts. The Company is not aware of any pending litigation that is likely to have a significant negative impact on the business, income, assets or operation of the Company.

         While the Company maintains insurance coverage against potential claims in an amount which it believes to be adequate, there can be no assurance that the Company's insurance coverage will be adequate to cover all liabilities arising out of such claims or that any such claims will be covered by the Company's insurance. While the outcome of lawsuits or other proceedings against the Company cannot be predicted with certainty, the Company does not believe these matters will have a material adverse effect on its business or financial position.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

         The following table sets forth certain information regarding the executive officers and directors of the Company.


Name                        Age    Position
----                        ---    --------
W. Chris Pumpelly           60     Chairman of the Board; Vice President - Business Development;
                                   and Director.
John T. White               46     Chief Executive Officer; President; and Director
Gary H. Homsey              52     Vice President - Marketing
Michael Short               36     Vice President - Operations
Russell V. Oesch            34     Chief Financial Officer; Vice President - Finance; and
                                   Secretary
Greg White                  30     Vice President - Sales
Stephen M. Lilly            39     Director
C. Thomas Daulton           43     Director
Richard D. Cox              47     Director
Joseph E. Pate              55     Director



John T. White has served as President and Chief Executive Officer of the Company since 1991.

W. Chris Pumpelly has served as Chairman of the Company since 1991. Mr. Pumpelly founded Performance Printing in 1981, and served as president for the next ten years. He has 25 years experience in both production and sales and has extensive knowledge of all types of printing, including UV, specialty and packaging.

Michael Short has served as Vice-President-Operations since April, 1996. Mr. Short previously was the general manager of Performance Display for four years.

Russell V. Oesch has served as the Vice President-Finance of the Company since August, 1995. From February to August 1995, he was a consultant for Business Records Corporation. From November, 1990 to February, 1995, he was the Vice President of Finance and Accounting for Great American Clubs, Inc., a hospitality company, and an accounting manager for the international public accounting firm of KPMG Peat Marwick from August, 1985 to December, 1990. He is a certified public accountant with 12 years of accounting and finance experience and two years of printing experience.

Gary H. Homsey has served as Vice President-Marketing for the Company's three divisions since January, 1993. Mr. Homsey also manages national phone sales and operates Performance Marketing, an in-house advertising and public relations agency. From 1977 through 1992, he served as president and creative director of Homsey Advertising & Public Relations, Inc.

Greg White has served as Vice President-Sales for the Company since August, 1997. Mr. White joined the Company in 1991 and has been the top sales producer at the Company for the past three years. Mr. White is the brother of John T. White.

Richard D. Cox has served as a director since 1991. Mr. Cox has been an attorney and partner with Brown McCarroll & Oaks Hartline in Dallas since 1989.

C. Tom Daulton has been a director since 1991. Mr. Daulton is self-employed in venture capital. From 1989 through 1995, he served as chief financial officer of the Company.

Steven M. Lilly has served as a director of the Company since 1996. Since August, 1991, Mr. Lilly has been the President and Chief Executive Officer of Promotional Services International, Inc., a promotional advertising agency, in Atlanta, Georgia. He has ten years of printing industry experience.

Joseph E. Pate has been a director of the Company since 1991. Mr. Pate was the operations manager at VidPro International, Inc, a point-of-purchase display company from August 30, 1996 until April 3, 1998 when he rejoined the Company as a sales representative. Mr. Pate was a founding partner and vice president of the Company from 1981 to 1996.

BOARD OF DIRECTORS

         The Board of Directors of the Company consists of six members. Each director will hold office until the annual meeting of the shareholders of the Company next following his election or until his successor is elected and qualified.


         Directors of the Company do not receive compensation for serving as directors. All directors of the Company are reimbursed for out-of-pocket expenses incurred in attending meetings of the Board of Directors or committees thereof, and for other expenses incurred in their capacities as directors of the Company. Directors will also be eligible to participate in the Company's stock option plan. See "Stock Option Plan."

COMMITTEES OF THE BOARD OF DIRECTORS


         The Board of Directors has established two committees: a Compensation Committee and an Audit Committee. The Compensation Committee, currently comprised of Messrs. Daulton, Lilly and Cox, is responsible for reviewing and making recommendations to the Board of Directors with respect to compensation of executive officers, other compensation matters and awards under the Company's Stock Option Plan. The Audit Committee, currently comprised of Messrs. Cox, Daulton and Pate, is responsible for reviewing the Company's financial statements, audit reports, internal controls and the services performed by the Company's independent public accountants, and for making recommendations with respect to those matters to the Board of Directors.


EXECUTIVE COMPENSATION

         The following table sets forth all compensation awarded to, earned by, or paid by the Company to executive officers who earned over $100,000 for services during each of the fiscal years ended December 31, 1997 and 1996, and 1995:

                                       Annual Compensation
                                       Fiscal                              All Other
Name and Principal Position             Year      Salary        Bonus   Compensation (1)
---------------------------             ----      --------      -----   ----------------
John T. White                           1997      $228,000        $0        $  950
President and CEO                       1996       227,932         0             0
                                        1995       185,092         0             0

W. Chris Pumpelly                       1997      $142,800        $0        $  950
Vice President - Business Development   1996       148,957         0             0
and Chairman of the Board               1995       157,373         0             0

Gary Homsey                             1997      $131,461        $0        $  950
Vice President - Marketing              1996       132,336         0             0
                                        1995       128,654         0             0

Greg White                              1997      $199,999        $0        $  950
Vice President - Sales                  1996       126,890         0             0
                                        1995       114,838         0             0

(1) Amount consists of matching 401 (k) contributions of $950.

STOCK OPTION PLAN


         The Board of Directors adopted the Stock Option Plan which provides for the grant of options to eligible employees and directors for the purchase of Common Stock of the Company. The Option Plan covers, in the aggregate, a maximum of 300,000 shares of Common Stock. The Stock Option Plan provides for the granting of both incentive stock options (as defined in Section 422 of the Internal Revenue Code of 1986) (the "Incentive Options") and nonqualified stock options (options which do not meet the requirements of Section 422) (the "Nonqualified Options").


         The Compensation Committee of the Board of Directors ("the Committee") administers and interprets the Option Plan and is authorized to grant options thereunder to all eligible employees of the Company, including officers. The Committee designates the optionees, the number of shares subject to the options and the terms and conditions of each option. Certain changes in control of the Company will cause the options to vest immediately. Each option granted under the Option Plan must be exercised, if at all, during a period established in the grant which may not exceed 10 years from the date of grant. An optionee may not transfer or assign any option granted and may not exercise any options after a specified period subsequent to the termination of the optionee's employment with the Company.


         The Stock Option Plan provides for the grant of Incentive Options to employees of the Company or a subsidiary who, in the judgment of the Committee are responsible for, or contribute to, the management or success of the Company or a subsidiary. Nonqualified Options may be granted to officers, directors, employees and advisors of the Company or a subsidiary who, in the judgment of the Committee are responsible for or contribute to the management or success of the Company or subsidiary. The exercise price of Incentive Options shall not be less than 100% of the market price of the Company's stock on the date of grant. The exercise of Nonqualified Options shall be not less than 85% of the market price of the Company's stock on the date of grant.

         None of the named Executive Officers were granted options during the year ended December 31, 1997. The Company has no outstanding options to purchase shares of its capital stock.


LIMITATION ON LIABILITY AND INDEMNIFICATION MATTERS

         The Company's Articles of Incorporation limit the liability of directors of the Company to the Company or its shareholders to the fullest extent permitted by Texas Business Corporations Act.

         The Company's Bylaws provide that it shall indemnify each of its directors and officers, acting in such capacity, so long as such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Company. Such indemnification may be made only upon a determination by the Board of Directors that such indemnification is proper in the circumstances because the person to be indemnified has met the applicable standard of conduct to permit indemnification under the law. The Company is also required to advance to such persons payment for their expenses incurred in defending a proceeding to which indemnification might apply, provided the recipient provides an undertaking agreeing to repay all such advanced amounts if it is ultimately determined that he is not entitled to be indemnified.

         Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

         As of this date hereof, there is no pending litigation or proceeding involving a director, officer, employee or agent of the Company where indemnification will be required or permitted, and the Company is not aware of any threatened litigation or proceeding which may result in a claim for such indemnification.

                              CERTAIN TRANSACTIONS

         In 1997, Messrs. White and Pumpelly, executive officers and directors of the Company, guaranteed two printing press equipment lease agreements for the Company. The leases provide for level rental payments for 84 months with an option to purchase the equipment at the end of the lease terms for the fair market value of the equipment. While the Company has an option to purchase the presses for their fair market value at the end of the 84 month lease terms, the guaranty agreements provide that Messrs. White and Pumpelly are obligated to buy, and an equipment manufacturer is obligated to sell, the presses for 25% of the initial cost of the presses. It is anticipated that prior to the Offering, the Company will convert the press leases to outright purchases under option agreements currently in place, in which event the obligations of Messrs. White and Pumpelly and an equipment manufacturer relating to the mandatory press purchases after 84 months will lapse. In the event the Company does not elect to convert the leases to purchases, the Company and Messrs. White and Pumpelly expect that the Company will purchase the presses at the same price from either an equipment manufacturer or Messrs. White and Pumpelly at the end of the 84 month lease term.

         The Equipment Companies, which are owned by shareholders with identical ownership to that of the Company, have existed for the sole purpose of owning printing equipment purchased from and financed by a printing press manufacturer. Except for a limited guarantee for approximately $158,000 of payments due between January and June of 1998, none of the obligations of the Equipment Companies are guaranteed by, or the responsibility of, the Company though all of the presses owned by the Equipment Companies are leased to the Company.

         Effective March 31, 1998, most of the equipment owned by the Equipment Companies was sold back to the equipment manufacturer, and the manufacturer agreed to lease the equipment directly to the Company. The balance of the the equipment was transferred to the Company from one of the Equipment Companies in exchange for the assumption by the Company of the debt owed by the Equipment Company, to the equipment manufacturer. Prior to the date of the Offering, the Equipment Companies will be dissolved.

         Messrs. White and Pumpelly have guaranteed substantially all of the Company's debt and equipment lease obligations.

         The Company rents its corporate office from a partnership between Messrs. White and Cox. The 9,200 square foot single tenant office building has been rented under a verbal tenancy at will. Rental payments to the partnership by the Company were $85,487 in 1995, $82,536 in 1996 and $83,392 in 1997.

         On December 1, 1997, the Company issued an aggregate of $200,000 principal amount of unsecured notes (the "1997 Notes") which are due December 1, 2000 and bear interest at 14%. The 1997 Notes were used to retire $200,000 of indebtedness of the Company to John T. White which was incurred in 1992 to provide working capital to the Company. The following persons purchased the 1997 Notes for the amounts indicated: John T. White $78,196; Mrs. Diana Peterson, a shareholder, $30,075; C. Thomas Daulton, director, $19,549; Mrs. Lucy Cox, mother of Richard D. Cox, $22,180; and Richard D. Cox, a director, $50,000.


         In connection with the issuance of the 1997 Notes, the Company entered into a Warrant for Stock Purchase (the "1997 Note Warrants") with each purchaser of the 1997 Notes which entitles the note purchasers to purchase a specified percentage of the Company's outstanding stock, unless the Company pays a cancellation fee to the note purchaser. The Company will use a portion of the net proceeds from this Offering to retire the 1997 Notes and to cancel the 1997 Note Warrants. The Company will pay to the following persons the amounts indicated to redeem the 1997 Warrants: John T. White, $15,115, Mrs. Peterson, $5,813, Mr. Daulton, $3,779, and Mr. Cox, $13,952. See "Use of Proceeds."

         In July, 1996, the Company issued promissory notes (the "1996 Notes") in the aggregate principal amount of $350,000 secured by the Company's 51% interest in Performance Packaging. The 1996 Notes are due June, 1999 and the outstanding principal amount of the 1996 Notes bears interest at 14%. The 1996 Notes were used to provide working capital to the Company. The following persons purchased the 1996 Notes for the amounts indicated: White, Cox, Larson, P.C., Retirement Trust (on behalf of John T. White, Chief Executive

Officer and a director) $100,000; Richard D. Cox $50,000; Mrs. Lucy Cox, mother of Richard D. Cox, $50,000; Thomas P. White, Jr., father of John T. White, $100,000; and Russell V. Oesch, Chief Financial Officer, $50,000.

         In connection with the issuance of the 1996 Notes, the Company entered into a Warrant for Stock Purchase (the "1996 Note Warrants") which entitled the note purchasers to purchase a specified percentage of the Company's outstanding stock, unless the Company pays a cancellation fee to the note purchaser. The Company will use a portion of the net proceeds from this Offering to retire the 1996 Notes and to cancel the 1996 Note Warrants. The Company will pay the following persons the amounts indicated to redeem the 1996 Warrants: John T. White, $28,690; Richard D. Cox, $14,345; Mrs. Cox, $14,345; Mr. Thomas P. White $28,690; and Russell V. Oesch $14,345. See "Use of Proceeds."

         During the periods ended March 31, 1998 and 1997 and the fiscal years 1997 and 1996, the Company sold goods and services to Promotional Services International, Inc., ("PSI"), in the amounts of $300,242, $151,305, $444,235, and $6,484, respectively. The Company continues to provide services to PSI. Stephen M. Lilly, a director of the Company, is a principal shareholder of PSI.


         The Company believes that all of the transactions set forth above were made on terms no less favorable to the Company that could have been obtained from unaffiliated parties. All future transactions, including loans and compensation between the Company and its officers, directors, principal shareholders and affiliates, will be approved by a majority of the Board of Directors, including a majority of the independent and disinterested outside directors, and will be on terms no less favorable to the Company than could be obtained from unaffiliated third parties.

                             PRINCIPAL SHAREHOLDERS


         The following table sets forth certain information regarding the beneficial ownership of the Company's Common Stock as of March 31, 1998 and as adjusted to reflect the sale of Common Stock being offered by the Company hereby, for (i) each person known by the Company to own beneficially 5% or more of the Common Stock, (ii) each director and executive officer of the Company, and (iii) all directors and executive officers of the Company as a group. Except pursuant to applicable community property laws and except as otherwise indicated, each shareholder identified in the table possesses sole voting and investment power with respect to his or her shares.



SHARES OWNED
                                            Prior to Offering                 After Offering
                                        ---------------------------    ---------------------------
                                         Number of       Percent        Number of        Percent
Name of Beneficial Owner                Shares Owned      Owned        Shares Owned       Owned
                                        ------------   ------------    ------------   ------------
John T. White (1)                          1,144,000          26.00%      1,144,000          20.43%
Richard D. Cox (2)                         1,056,000          24.00%      1,056,000          18.86%
W. Chris Pumpelly (1)                        847,000          19.25%        847,000          15.13%
Joey E. Pate (3)                             627,000          14.25%        627,000          11.20%
Diana Peterson (4)                           440,000          10.00%        440,000           7.86%
C. Thomas Daulton (5)                        286,000           6.50%        286,000           5.11%
Gary H. Homsey (1)                                --             --              --             --
Michael Short (1)                                 --             --              --             --
Russell V. Oesch (1)                              --             --              --             --
Greg White (1)                                    --             --              --             --
Stephen M. Lilly (6)                              --             --              --             --
All directors, and executive officers
as a group (ten persons)                   3,960,000          88.59%      3,960,000          70.71%


-----------

(1) The address of Messrs. John T. White, Pumpelly, Homsey, Short, Oesch and Greg White is 3012 Fairmount, Dallas, Texas 75201.

(2)  The address of Mr. Cox is 300 Crescent Court, Suite 1400, Dallas, Texas
     75201.

(3)  The address of Mr. Pate is 1409 San Rafael Dallas, Texas 75218.

(4) The address of Mrs. Peterson is 111 E. Broadway, #1080, Salt Lake City, Utah 84111.

(5)  The address of Mr. Daulton is 1901 N. Akard, Dallas, Texas 75201.

(6) The address of Mr. Lilly is 1000 Holcomb Woods Parkway, Suite 4408, Roswell, Georgia 30076.

                           DESCRIPTION OF SECURITIES

CAPITAL STOCK OF THE COMPANY

         Performance Printing's authorized capital stock consists of 20,000,000 shares of Common Stock, $.01 par value, and 3,000,000 shares of preferred stock, $1.00 par value per share ("Preferred Stock").

UNITS


         Each Unit consists of one share of Common Stock and one Warrant. The Shares and Warrants included in the Units may be not be traded separately until ________, 1998 (180 days from the date of this Prospectus) unless earlier separated upon three days notice from the Representative to the Company. The Warrants may not be exercised until they are separated from the Units.


COMMON STOCK


         The holders of Common Stock are entitled to one vote per share on all matters submitted to a vote of shareholders, including the election of directors. The Common Stock does not have cumulative voting rights, which means that the holders of a plurality of the shares voting for election of directors can elect all members of the Board of Directors. Dividends may be paid ratably to holders of Common Stock when and if declared by the Board of Directors out of funds legally available therefor. Upon liquidation or dissolution of the Company, the holders of Common Stock will be entitled to share ratably in the assets of the Company legally available for distribution to shareholders after payment of all liabilities and the liquidation preferences of any outstanding Preferred Stock.


         The holders of Common Stock have no preemptive or conversion rights or other subscription rights and are not subject to redemption or sinking fund provisions or to calls or assessments by the Company. The shares of Common Stock offered hereby will be, when issued and paid for, fully paid and not liable for call or assessment.


         At March 31, 1998, the Company had six shareholders.


PREFERRED STOCK

         The Company may issue Preferred Stock in one or more series and the Board of Directors may designate the dividend rate, voting rights and other rights, preferences and restrictions of each series. It is not possible to state the actual effect of the issuance of any shares of Preferred Stock upon the rights of holders of the Common Stock until the Board of Directors determines the specific rights of the holders of such Preferred Stock. However, the effects might include, among other things, restricting dividends on the Common Stock, diluting the voting power of the Common Stock, impairing the liquidation rights of the Common Stock and delaying or preventing a change in control of the Company without further action by the shareholders. The Company presently has no plans to issue any shares of Preferred Stock.

WARRANTS

         The Warrants will be issued in registered form pursuant to an agreement dated the date of this Prospectus (the "Warrant Agreement"), between the Company and Securities Transfer Corporation, Dallas, Texas, as Warrant Agent (the "Warrant Agent"). The following discussion of certain terms and provisions of the Warrants is qualified in its entirety by reference to the Warrant Agreement. A form of the certificate representing the Warrants which forms a part of the Warrant Agreement has been filed as an exhibit to the Registration Statement of which this Prospectus is a part.

         Each Warrant entitles the registered holder to purchase one share of Common Stock. The Warrants are exercisable at a price of $7.50, which exercise price has been arbitrarily determined by the Company and the Representative, subject to certain adjustments. The Warrants are entitled to the benefit of adjustments in their exercise prices and in the number of shares of Common Stock or other securities deliverable upon the exercise thereof in the event of a stock dividend, stock split, reclassification, reorganization, consolidation or merger.

         The Warrants may be exercised at any time after separation from the Units until the close of business five years from the date hereof, unless such period is extended by the Company. After the expiration date, Warrant holders shall have no further rights. Warrants may be exercised by surrendering the certificate evidencing such Warrant, with the form of election to purchase on the reverse side of such certificate properly completed and executed, together with payment of the exercise price and any transfer tax, to the Warrant Agent. If less than all of the Warrants evidenced by a warrant certificate are exercised, a new certificate will be issued for the remaining number of Warrants. Payment of the exercise price may be made by cash, bank draft or official bank or certified check equal to the exercise price.

         Warrant holders do not have any voting or any other rights as shareholders of the Company. The Company has the right at any time beginning six months from the date hereof to redeem the Warrants, at a price of $.05 per Warrant, by written notice to the registered holders thereof, mailed not less than 30 nor more than 60 days prior to the Redemption Date. The Company may exercise this right only if the closing bid price for the Common Stock for seven trading days during a 10 consecutive trading day period ending no more than 15 days prior to the date that the notice of redemption is given, equals or exceeds $10, subject to adjustment. If the Company exercises its right to call the Warrants for redemption, such Warrants may still be exercised until the close of business on the day immediately preceding the Redemption Date. If any Warrant called for redemption is not exercised by such time, it will cease to be exercisable, and the holder thereof will be entitled only to the repurchase price. Notice of redemption will be mailed to all holders of Warrants of record at least 30 days, but not more than 60 days, before the Redemption Date. The foregoing notwithstanding, the Company may not call the Warrants at any time that a current registration statement under the Act is not then in effect. Any redemption of the Warrants during the one-year period commencing on the date of this Prospectus shall require the written consent of the Representative.

         The Warrant Agreement permits the Company and the Warrant Agent without the consent of Warrant holders, to supplement or amend the Warrant Agreement in order to cure any ambiguity, manifest error or other mistake, or to address other matters or questions arising thereafter that the Company and the Warrant Agent deem necessary or desirable and that do not adversely affect the interest of any Warrant holder. The Company and the Warrant Agent may also supplement or amend the Warrant Agreement in any other respect with the written consent of holders of not less than a majority in the number of the Warrants then outstanding; however, no such supplement or amendment may (i) make any modification of the terms upon which the Warrants are exercisable or may be redeemed; or (ii) reduce the percentage interest of the holders of the Warrants without the consent of each Warrant holder affected thereby.

         In order for the holder to exercise a Warrant, there must be an effective registration statement, with a current prospectus on file with the Commission covering the shares of Common Stock underlying the Warrants, and the issuance of such shares to the holder must be registered, qualified or exempt under the laws of the state in which the holder resides. If required, the Company will file a new registration statement with the Commission with respect to the securities underlying the Warrants prior to the exercise of such Warrants and will deliver a prospectus with respect to such securities to all holders thereof as required by Section 10(a)(3) of the Act. See "Risk Factors-Necessity to Maintain Current Prospectus."

TRANSFER AGENT AND REGISTRAR; WARRANT AGENT


         The Transfer Agent and Registrar and Warrant Agent for the Company's Units, Common Stock and Warrants is Securities Transfer Corporation, Dallas, Texas.

                        SHARES ELIGIBLE FOR FUTURE SALE


         Upon completion of this offering, the Company will have 5,600,000 shares of Common Stock outstanding. Of these shares, the 1,200,000 shares sold to the public hereby will be freely tradable without restrictions or registration under the Act (1,380,000 if the Representative's Over-allotment Option is exercised in full), except that any shares purchased by "affiliates" of the Company, as that term is defined in Rule 144 ("Rule 144") under the Act ("Affiliates") may generally be sold only within the limitations of Rule 144 described below. An aggregate of 1,200,000 shares will be issued upon the exercise of the Warrants. The Company has agreed to register these shares under the Act in order to permit the resale of such shares in the open market from time to time and has agreed to maintain the effectiveness of such registration. Following the sale of such shares pursuant to an effective registration statement filed in connection with such registration, these shares shall be freely tradable. The Company, the Company's executive officers and directors, and shareholders of the Company prior to the Offering have agreed not to offer, sell, contract to sell or otherwise dispose of any shares of Common Stock or any securities exercisable for or convertible into Common Stock for a period of one year after the date of this Prospectus without the prior written consent of the Representative, except that the Representative has agreed to permit the sale of 18,000 shares prior to such one year period by the donee of a charitable gift of a director of the Company.


         A total of 4,400,000 shares owned by the Company's shareholders prior to this Offering (the "Restricted Shares") will be "restricted shares" within the meaning of the Act and may be publicly sold only if registered under the Act or sold in accordance with an applicable exemption from registration, such as those provided by Rule 144 under the Act. In general, under Rule 144, as currently in effect, a person (or persons whose shares are aggregated) is entitled to sell restricted shares if at least one year has passed since the later of the date such shares were acquired from the Company or any affiliate of the Company. Rule 144 provides that within any three-month period such person may sell only up to the greater of one percent (1%) of the then outstanding shares of the Company's Common Stock (approximately 56,000 shares following completion of this Offering) or the average weekly trading volume in the Company's Common Stock during the four calendar weeks immediately preceding the date on which the notice of the sale is filed with the Securities and Exchange Commission. Sales pursuant to Rule 144 are subject to certain other requirements relating to manner of sale, notice of sale and availability of current public information. Any person who has not been an affiliate of the Company for a period of three months preceding a sale of restricted shares is entitled to sell such shares under Rule 144 without regard to such limitations if at least two years have passed since the later of the date such shares were acquired from the Company or any affiliate of the Company. Shares held by persons who are deemed to be affiliates of the Company are subject to such volume limitations regardless of how long they have been owned or how they were acquired. The foregoing is a brief summary of certain provisions of Rule 144 and is not intended to be a complete description thereof. The "restricted shares" held by the current shareholders of the Company have been held longer than two years and are qualified for sale pursuant to Rule 144 beginning 90 days after the date of this Prospectus.

         The Company intends to file a registration statement under the Act to register all shares of Common Stock issuable pursuant to the Company's Stock Option Plan. See "Management -- Stock Option Plan." Subject to the completion of the one-year period described above, shares of Common Stock issued after the effective date of such registration statement upon the exercise of awards issued under such plan generally will be eligible for sale in the public market.

         The Company cannot predict the effect, if any, that sales of restricted securities or the availability of such securities for sale could have on the market price, if any, prevailing from time to time. Nevertheless, sales of substantial amounts of the Company's securities, including the securities offered hereby, could adversely affect prevailing market prices of the Company's securities and the Company's ability to raise additional capital by occurring at a time when it would be beneficial for the Company to sell securities.

                                  UNDERWRITING

         Subject to the terms and conditions of the Underwriting Agreement, the Underwriters named below, for whom First London Securities Corporation is acting as Representative, have severally agreed to purchase from the Company an aggregate of 1,200,000 Units. The number of Units which each Underwriter has agreed to purchase is set forth opposite its name.


                                                                      NUMBER OF
                         NAME                                           UNITS
                         ----                                        ----------
First London Securities Corporation . . . . . . . . .                1,200,000


                                                                     ---------
                                                       TOTAL         1,200,000
                                                                     =========


         The Units are offered by the Underwriters subject to prior sale, when, as and if delivered to and accepted by the Underwriters and subject to approval of certain legal matters by counsel and certain other conditions. The Underwriters are committed to purchase all Units offered by this Prospectus, if any are purchased.

         The Company has been advised by the Representative that the Underwriters propose initially to offer the Units offered hereby to the public at the offering price set forth on the cover page of this Prospectus. The Representative has advised the Company that the Underwriters propose to offer the Units through members of the NASD, and may allow a concession, in their discretion, to certain dealers who are members of the NASD and who agree to sell the Units in conformity with the NASD Conduct Rules. Such concessions shall not exceed the amount of the underwriting discount that the Underwriters are to receive. The public offering price, concession and reallowance to dealers will not be reduced by the Representative until after the Offering is complete. No such reduction shall change the amount of proceeds to be received by the Company as set forth on the cover page of this Prospectus.


         The Company has granted to the Representative an option, exercisable for 30 days from the date of this Prospectus, to purchase up to an additional 180,000 Units at the public offering price less the underwriting discount set forth on the cover page of this Prospectus. The Representative may exercise the Over-allotment Option solely to cover over-allotments in the sale of the Units being offered by this Prospectus.


         Officers and directors of the Company may introduce the Representative to persons to consider the Offering and purchase Units either through the Representative, other Underwriters, or through participating dealers. The Underwriters have not reserved any Units for sale to persons introduced to the Underwriters by officers and directors. In this connection, officers and directors will not receive any commissions or any other compensation.


         The Company has agreed to pay the Representative a commission of 10% of the gross proceeds of the offering (the "Underwriting Discount"), including the gross proceeds from the sale of the Over-allotment Option, if exercised. In addition, the Company has agreed to pay to the Representative a non-accountable expense allowance of two percent (2%) of the gross proceeds of this Offering, including proceeds from any Units purchased pursuant to the Over-allotment Option. The Representative's expenses in excess of the non-accountable expense allowance will be paid by the Representative. To the extent that the expenses of the Representative are less than the amount of the non-accountable expense allowance received, such excess shall be deemed to be additional compensation to the Representative. The Company has also agreed to pay the Representative a fee of equal to 5% of the gross proceeds received by the Company from the exercise of the Warrants and 5% of the aggregate redemption price for Warrants redeemed. Such fee will be paid to the Representative no earlier than 12 months after the effective date of this Offering. Additionally, the Representative or its designees must be designated in writing by the Warrant holders as having solicited the Warrant in order to receive the fee and such fee shall not be paid with respect to Warrants held in a discretionary account without prior specific written approval of such exercise by the discretionary account holder. See "Description of Securities." The Representative has informed the Company that it does not expect sales to discretionary accounts to exceed 5% of the total number of securities offered by the Company hereby.

         The Representative shall have the right to nominate an Advisory Director to the Company's Board of Directors. The Advisory Director will have the same privileges as a normal Director, including equal compensation, but will not have the right to vote on Board issues.


         Prior to the Offering, there has been no public market for the Shares of Common Stock or Warrants of the Company. Consequently, the initial public offering price for the Units, and the terms of the Warrants (including the exercise price of the Warrants), have been determined by negotiation between the Company and the Representative. Among the factors considered in determining the public offering price were the history of, and the prospect for, the Company's business, an assessment of the Company's management, its past and present operations, the Company's development and the general condition of the securities market at the time of the Offering. The initial public offering price does not necessarily bear any relationship to the Company's assets, book value, earnings or other established criteria of value. Such price is subject to change as a result of market conditions and other factors, and no assurance can be given that a public market for the Shares or Warrants will develop after the close of the Offering, or if a public market in fact develops, that such public market will be sustained, or that the Shares or Warrants can be resold at any time at the offering or any other price. See "Risk Factors."


         At the closing of this Offering, the Company will issue to the Representative or persons related to the Representative, for nominal consideration, a Representative's Warrant to purchase up to 120,000 Shares and 120,000 Warrants (the "Underlying Warrants"). The Representative's Warrant will be exercisable for a four-year period commencing one year from the date of this Prospectus at an exercise price of $6.15 per Unit, subject to adjustment. Each Underlying Warrant will be exercisable for a four year period commencing one year from the date of this Prospectus at an exercise price of $7.50 per share of Common Stock. The number of Units subject to the Representative's Warrant will not exceed 10% of the Units offered hereby to the public, excluding the securities subject to the Representative's Warrant. The Representative's Warrants will not be transferable for one year from the date of this Prospectus, except (i) to officers of the Representative or to officers and partners of the other Underwriters, or selected dealers participating in this Offering; thereof; (ii) by will; or (iii) by operation of law.


         The Representative's Warrants contain provisions providing for appropriate adjustment in the event of any merger, consolidation, recapitalization, reclassification, stock dividend, stock split or similar transaction. The Representative's Warrants contain net issuance provisions permitting the holders thereof to elect to exercise the Representative's Warrants in whole or in part and instruct the Company to withhold from the securities issuable upon exercise, a number of securities, valued at the current fair market value on the date of exercise, to pay the exercise price. Such net exercise provision has the effect of requiring the Company to issue shares of Common Stock without a corresponding increase in capital. A net exercise of the Representative's Warrants will have the same dilutive effect on the interests of the Company's shareholders as will a cash exercise. The Representative's Warrants do not entitle the holders thereof to any rights as a shareholder of the Company until such Representative's Warrant is exercised and shares of Common Stock are purchased thereunder.


         The Company has granted to the holders of the Representative's Warrants certain rights with respect to registration of the Shares, the Underlying Warrants and the Common Stock issuable upon exercise of the Representative's Warrants (the "Registrable Securities") under the Securities Act. For a period of four years commencing one year following the date of this Prospectus, the holders representing more than 50% of the Registrable Securities also have the right at the Representative's or holders' expense to require the Company to prepare and file one registration statement with respect to the Registrable Securities. In addition, subject to certain limitations, in the event the Company proposes to register any of its securities under the Act during the seven year period following the date of this Prospectus, the holders of the Registrable Securities are entitled to notice of such registration and may elect to include the Registrable Securities held by them in such registration statement at the sole expense of the Company.

         The foregoing is a summary of the principal terms of the agreements described above and does not purport to be complete. Reference is made to copies of each such agreement which are filed as exhibits to the Registration Statement. See "Additional Information."


                                 LEGAL MATTERS

         Legal matters in connection with the Common Stock and Warrants being offered hereby will be passed upon for the Company by Garza & Staples, P.C., Dallas, Texas. Certain legal matters will be passed upon for the Underwriters by Crouch & Hallett, L.L.P.

                                     EXPERTS

         The financial statements of the Company as of December 31, 1997, and 1996 and for each of the two years in the periods then ended, included in this Prospectus have been audited by Travis Wolff & Company, LLP, independent auditors, as stated in their report appearing herein, and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                                    GLOSSARY

         The following terms used in this Prospectus have the specialized meanings in the printing industry set forth below:

         "Conventional Sheetfed Offset Printing": Offset printing of sheets of paper using inks and coatings that cure when exposed through oxidation.

         "Large-Format Digital Printing": Digital printing of large sheets (in excess of 28" x 40") of paper, plastics and other Substrates. Digital printing is printing by plateless imaging systems that are imaged by digital data from prepress systems.

         "Large-Format Screen Printing": Screen printing of large sheets (in excess of 28" x 40") of paper, plastics and other Substrates. Screen printing is printing by use of fine-meshed screens through which ink is squeezed onto the printing substrate.

         "Off-line Special Coatings": Applying coatings to printed sheets on a coating machine after the sheets have been printed on a printed press. Special coatings are those which are not commonly applied by a printing press, such as coatings which are: UV (applied to sheets printed using conventional offset printing), glow-in- the-dark, sealed scent and "thermochromatic" (change colors when exposed to heat).

         "UV Sheetfed Offset Printing": Offset printing of sheets of paper, plastics and other Substrates using inks and coatings which cure when exposed to ultraviolet light. Offset printing is printing by use of a blanket cylinder to transfer an image from the image carrier to the substrate.


         "Offset Printing": Printing by use of a blanket cylinder to transfer an image from the image carrier to the Substrate.


         "PETG": Polyethelene terephtalate-glycol a petroleum based Substrates.

         "Plastic Forming": Forming of plastic Substrates (both printed and unprinted) using heat and vacuums.

         "Substrates":  The material on which the printing is placed.

         "UV Curing of Inks and Coatings": Curing of inks and coatings on sheets of paper, plastics and other Substrates using inks and coatings which cure when exposed to ultraviolet light.


         "UV sheetfed Offset Printing": Offset printing of sheets of paper, plastics and other Substrates using inks and coatings which cure when exposed to ultraviolet light.

                        PERFORMANCE PRINTING CORPORATION

                                Table of Contents


                                                            Page
                                                         -----------
Independent Auditors' Report                                 F-2

Financial Statements:

   Balance Sheets                                           F-3

   Statements of Operations                              F-4 to F-5

   Statements of Changes in Stockholders' Equity             F-6

   Statements of Cash Flows                              F-7 to F-8

   Notes to Financial Statements                         F-9 to F-17

{PREFACE} We expect to be in a position to issue this report in the form presented upon effectiveness of the offering and the occurrence of the stock split.






                          INDEPENDENT AUDITORS' REPORT


To the Stockholders
Performance Printing Corporation


We have audited the accompanying balance sheets of Performance Printing Corporation (the "Company") as of December 31, 1997 and 1996, and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.


We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Performance Printing Corporation as of December 31, 1997 and 1996, and the results of its operations and cash flows for the years then ended in conformity with generally accepted accounting principles.


Travis Wolff & Company, L.L.P.

Dallas, Texas

January 16, 1998

                        PERFORMANCE PRINTING CORPORATION
                                 Balance Sheets


                                                               March 31,    December 31,   December 31,
                                                                 1998           1997           1996
                                                             (Unaudited)
                                                             ------------   ------------   ------------
                                     Assets
Current assets:
    Cash                                                     $     37,438   $    762,501   $    808,077
    Accounts receivable, net                                    4,208,649      4,387,407      3,086,984
    Notes receivable                                               22,157         55,091        189,573
    Inventories                                                 1,029,492        613,598        515,715
    Prepaid and other current assets                               87,584         71,002         84,310
                                                             ------------   ------------   ------------
        Total current assets                                    5,385,320      5,889,599      4,684,659
                                                             ------------   ------------   ------------
Property and equipment, net                                     3,916,505      3,643,937      3,933,257
                                                             ------------   ------------   ------------
Other assets:
    Deferred offering costs                                       128,223         75,000             --
    Notes receivable-long term                                     70,220         73,395        240,591
    Equity method investment                                      108,629         18,333         65,206
    Deposits and other assets                                      89,298        122,091        121,734
                                                             ------------   ------------   ------------
                                                                  396,370        288,819        427,531
                                                             ------------   ------------   ------------
Total assets                                                 $  9,698,195   $  9,822,355   $  9,045,447
                                                             ============   ============   ============

                      Liabilities and Stockholders' Equity

Current liabilities:
    Short-term note payable                                  $  2,021,786   $  2,001,610   $  2,419,670
    Current portion of long-term debt and
      debenture notes                                             611,166        594,465        622,685
    Accounts payable                                            1,669,769      2,067,438      1,641,260
    Accrued liabilities                                         1,138,812        729,618        480,996
    Deferred income                                               213,293        201,433         39,096
                                                             ------------   ------------   ------------
            Total current liabilities                           5,654,826      5,594,564      5,203,707
                                                             ------------   ------------   ------------

Long-term liabilities:
    Long-term debt                                              2,735,066      2,597,002      2,738,256
Debenture notes payable (net of discount for
     the issuance of stock warrants of $119,022,
     $139,074 and $100,415, respectively)                         238,872        244,481        244,481
                                                             ------------   ------------   ------------
             Total long-term liabilities                        2,973,938      2,841,483      2,914,860
Commitments and contingencies (Notes 5, 6, 9, 10
    and 11)
Stockholders' equity (Note 1):
     Common stock; 20,000,000 shares authorized;
        4,400,000 issued and outstanding; par value
        of $.01 per share                                          44,000         44,000         44,000
     Additional paid-in capital                                   641,824        641,824        603,165
     Retained earnings                                            383,607        700,484        279,715
                                                             ------------   ------------   ------------
                                                                1,069,431      1,386,308        926,880
                                                             ------------   ------------   ------------
Total liabilities and stockholders' equity                   $  9,698,195   $  9,822,355   $  9,045,447
                                                             ============   ============   ============



    The accompanying notes are an integral part of the financial statements.

                        PERFORMANCE PRINTING CORPORATION



                                            Three Months     Three Months
                                               Ended            Ended           Year Ended        Year Ended
                                          March 31, 1998    March 31, 1997     December 31,      December 31,
                                            (Unaudited)      (Unaudited)           1997              1996
                                          --------------    --------------    --------------    --------------
 Revenue:
     Printing sales, net of returns and
       allowances of $59,273 and
       $51,838 in  1997 and 1996,
       respectively                       $    4,629,824    $    3,939,448    $   20,114,549    $   15,715,395
 Cost of goods sold:
     Materials and outside services            1,748,662         1,459,581         7,639,665         5,701,008
     Other costs                               1,945,528         1,599,374         7,826,819         6,400,978
                                          --------------    --------------    --------------    --------------
                                               3,694,190         3,058,955        15,466,484        12,101,986
                                          --------------    --------------    --------------    --------------

 Gross profit                                    935,634           880,493         4,648,065         3,613,409

Selling, general and administrative
     expenses                                    752,731           720,056         3,269,575         2,872,913
 Provision for doubtful accounts                  72,000            70,500           394,115           222,322
                                          --------------    --------------    --------------    --------------

 Income from operations                          110,903            89,937           984,375           518,174
                                          --------------    --------------    --------------    --------------

Other income (expense):
     Gain (loss) on equity method
        investment                                90,296            44,544           (46,873)          141,024
     Interest expense                           (163,826)         (144,256)         (587,548)         (610,310)
     Interest and other income                    36,414             5,958            10,088            31,995
     Gain on sale of property and
        equipment                                  9,336                --           191,423            90,727
                                          --------------    --------------    --------------    --------------
                                                 (27,780)          (93,754)         (432,910)         (346,564)
                                          --------------    --------------    --------------    --------------

Income (loss) before extraordinary gain           83,123            (3,817)          551,465           171,610

Extraordinary gain from
     extinguishment of debt                           --                --                --            41,750
                                          --------------    --------------    --------------    --------------

 Net income (loss)                        $       83,123    $       (3,817)   $      551,465    $      213,360
                                          ==============    ==============    ==============    ==============


                                  (Continued)


The accompanying notes are an integral part of the financial statements.

                        PERFORMANCE PRINTING CORPORATION

                            Statements of Operations



                                               Three Months     Three Months
                                                   Ended            Ended          Year Ended        Year Ended
                                               March 31, 1998   March 31, 1997    December 31,      December 31,
                                                 (Unaudited)     (Unaudited)          1997              1996
                                               --------------   --------------    --------------   --------------
Pro forma unaudited income tax
     information (Note 1):
     Income (loss) before extraordinary gain   $       83,123   $       (3,817)   $      551,465   $      171,610
     Pro forma provision for federal
        income taxes                                   29,554               --           189,638           67,159
                                               --------------   --------------    --------------   --------------
     Pro forma income (loss) before
        extraordinary gain                             53,569           (3,817)          361,827          104,451
     Pro forma extraordinary gain
        from extinguishment of debt
         (net of federal income taxes
        of $14,195 for 1996)                               --               --                --           27,555
                                               --------------   --------------    --------------   --------------

     Pro forma net income (loss)               $       53,569   $       (3,817)   $      361,827   $      132,006
                                               ==============   ==============    ==============   ==============
Pro forma earnings per share information
(Note 1):
     Basic earnings per common share:
       Income before extraordinary gain        $         0.01   $         0.00    $         0.08   $         0.02
       Extraordinary gain from
         extinguishment of debt                            --               --                --             0.01
                                               --------------   --------------    --------------   --------------
       Net income                              $         0.01   $         0.00    $         0.08   $         0.03
                                               ==============   ==============    ==============   ==============

     Diluted earnings per common
     share:
       Income before extraordinary gain        $         0.01   $         0.00    $         0.08   $         0.02
      Extraordinary gain from
         extinguishment of debt                            --               --                --             0.01
                                               --------------   --------------    --------------   --------------
       Net income                              $         0.01   $         0.00    $         0.08   $         0.03
                                               ==============   ==============    ==============   ==============

Weighted-average common shares:
     Basic                                          4,400,000        4,400,000         4,400,000        4,400,000
     Adjusted common shares effect
        of dilutive warrants                          161,480           77,000           161,480           77,000
                                               --------------   --------------    --------------   --------------
     Diluted                                        4,561,480        4,477,000         4,561,480        4,477,000
                                               ==============   ==============    ==============   ==============





The accompanying notes are an integral part of the financial statements.

                        PERFORMANCE PRINTING CORPORATION

                 Statements of Changes in Stockholders' Equity




                                  Common           Additional           Retained
                                   Stock         Paid-In Capital        Earnings            Total
                              ---------------    ---------------    ---------------    ---------------
Balance, December 31, 1995    $        44,000    $       502,750    $        66,355    $       613,105
Issuance of stock warrants                 --            100,415                 --            100,415
Net Income                                 --                 --            213,360            213,360
                              ---------------    ---------------    ---------------    ---------------

Balance, December 31, 1996    $        44,000    $       603,165    $       279,715    $       926,880
Issuance of stock warrants                 --             38,659                 --             38,659
Net Income                                 --                 --            551,465            551,465
Stockholders' Distributions                --                 --           (130,696)          (130,696)
                              ---------------    ---------------    ---------------    ---------------

Balance, December 31, 1997    $        44,000    $       641,824    $       700,484    $     1,386,308
Net Income (Unaudited)                     --                 --             83,123             83,123
Stockholders' distributions
    (Unaudited)                            --                 --           (400,000)          (400,000)
                              ---------------    ---------------    ---------------    ---------------
Balance, March 31, 1998
   (Unaudited)                $        44,000    $       641,824    $       383,607    $     1,069,431
                              ===============    ===============    ===============    ===============



The accompanying notes are an integral part of the financial statements.

                        PERFORMANCE PRINTING CORPORATION


                                                          Three Months     Three Months
                                                             Ended            Ended             Year Ended          Year Ended
                                                           March 31,         March 31,         December 31,        December 31,
                                                              1998             1997                1997                1996
                                                          (Unaudited)       (Unaudited)
                                                        ---------------    ---------------    ---------------    ---------------
Cash flows from operating activities:
     Net income (loss)                                  $        83,123    $        (3,817)   $       551,465    $       213,360
                                                        ---------------    ---------------    ---------------    ---------------
     Adjustments to reconcile net income (loss) to net
     cash provided by operating activities:
       Depreciation and amortization                            166,981            196,556            745,047            805,342
       Amortization of discount on debentures                    20,052                 --                 --                 --
       Provision for doubtful accounts                           72,000             70,500            394,115            222,322

       Gain on sale of property and equipment                    (9,336)                --           (191,423)           (90,727)
       (Gain) loss on equity method investment                  (90,296)           (44,544)            46,873           (141,024)
       Gain on extinguishment of debt                                --                 --                 --            (41,750)
       Changes in operating assets and
       liabilities:
          (Increase) decrease in accounts receivable            106,758            (21,453)        (1,716,989)          (338,081)
          (Increase) decrease in inventories                   (415,894)          (107,966)           (97,883)            84,201
          (Increase) decrease in prepaid and
            other current assets                                (16,582)           (16,552)            14,627            (72,544)
          (Increase) decrease in deposits                        32,793              8,293            (14,426)             9,455
          Increase (decrease) in accounts payable              (397,669)           428,397            426,178           (144,975)
          Increase (decrease) in accrued liabilities            409,194            (12,795)           248,622              2,472
          Increase (decrease) in deferred income                 11,860             11,446            162,337            (22,296)
                                                        ---------------    ---------------    ---------------    ---------------
                                                               (110,139)           511,882             17,078            272,395
                                                        ---------------    ---------------    ---------------    ---------------
        Net cash provided by (used in) operating
          activities                                           (27,016)           508,065            568,543            485,755
                                                        ---------------    ---------------    ---------------    ---------------
Cash flows from investing activities:
     Proceeds from sale of property and
      equipment                                                  16,000                 --            550,000            150,000
    Purchases of property and equipment                        (176,213)           (22,839)          (195,597)           (78,121)
    Collections of notes receivable                               3,175            296,032            441,509            303,083
    (Increase) decrease in notes receivable                      32,934            (99,771)          (139,831)          (138,456)
                                                        ---------------    ---------------    ---------------    ---------------
        Net cash provided by (used in) investing
          activities                                           (124,104)           173,422            656,081            236,506
                                                        ---------------    ---------------    ---------------    ---------------
Cash flows from financing activities:
     Increase in deferred offering costs                        (53,223)                --            (75,000)                --
     Proceeds from (payments on) short-term
       note payable                                              20,176         (1,263,370)          (418,060)           342,924
     Proceeds from issuance of long-term debt                        --                 --            242,623            590,323
     Principal payments on long-term debt                      (118,647)          (136,722)        (1,032,078)        (1,131,380)
     Payments made on debt issue costs                               --                 --                 --            (47,794)


                                  (Continued)



The accompanying notes are an integral part of the financial statements

                        PERFORMANCE PRINTING CORPORATION
                            Statements of Cash Flows




                                                  Three Months      Three Months
                                                     Ended             Ended             Year Ended          Year Ended
                                                   March 31,          March 31,         December 31,        December 31,
                                                      1998               1997                1997               1996
                                                   (Unaudited)       (Unaudited)
                                                 ---------------    ---------------    ---------------    ---------------
     Proceeds on issuance of debenture notes
       payable                                                --                 --            200,000            350,000
     Principal payments on debenture notes
       payable                                           (22,249)           (13,121)           (56,989)           (18,257)
     Stockholders' distributions                        (400,000)                --           (130,696)                --
                                                 ---------------    ---------------    ---------------    ---------------
          Net cash provided by (used in)
               financing activities                     (573,943)        (1,413,213)        (1,270,200)            85,816
                                                 ---------------    ---------------    ---------------    ---------------

Increase (decrease) in cash                      $      (725,063)   $      (731,726)   $       (45,576)   $       808,077

Cash, beginning of period                                762,501            808,077            808,077                 --
                                                 ---------------    ---------------    ---------------    ---------------

Cash, end of period                              $        37,438    $        76,361    $       762,501    $       808,077
                                                 ===============    ===============    ===============    ===============

Supplemental disclosure of cash flow
information:
     Interest paid                               $       155,572    $       138,568    $       575,559    $       633,809
Supplemental schedule of noncash investing
and financing activities:
     Equipment purchases financed by notes

       payable                                   $       270,000    $            --    $       605,957    $       154,625
     Notes receivable paid through issuance of
       of debenture note                         $            --    $            --    $        22,451    $            --
     Debt paid off through refinancing           $            --    $            --    $     1,787,668    $       973,147
     Building improvements acquired to satisfy
       note receivable                           $            --    $            --    $            --    $       339,115
    Equipment sold on accounts receivable        $            --    $            --    $            --    $        30,000


The accompanying notes are an integral part of the financial statements.

                        PERFORMANCE PRINTING CORPORATION

                          Notes to Financial Statements
                           December 31, 1997 and 1996

Note 1 - Summary of Significant Accounting Policies

Organization

Performance Printing Corporation (the "Company") was incorporated under the laws of the State of Texas on February 12, 1992. The Company prints state of the art advertising on various types of paper, plastics and clear films for customers located throughout the United States.

Cash and cash equivalents

The Company maintains its cash in bank deposit accounts, which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant risk on cash. Cash in banks, based on the bank balances exceeded the federally insured limits by $1,250,000 and $1,130,000 at December 31, 1997 and 1996,
respectively.

The Company considers all investments with an original maturity of three months or less on their acquisition date to be cash equivalents.

Allowance for doubtful accounts

The allowance for doubtful accounts is based on historical bad debt experience and an evaluation of the aging of the accounts receivable. For the years ended December 31, 1997 and 1996, respectively, the allowance for doubtful accounts totaled $229,818 and $183,135.

Inventories

Inventories are comprised of raw materials and work-in-process and are valued at the lower of cost (cost being determined by the first-in, first-out method) or market.

Property and equipment

Property and equipment are recorded at cost and depreciated over their estimated useful lives using the straight-line method. Leasehold improvements are amortized using the straight-line method over their useful lives or their respective lease term, whichever is shorter. Depreciation expense was $732,297 and $781,800, for the years ended December 31, 1997 and 1996, respectively.

The Company continually reviews property and equipment to determine that the carrying values have not been impaired. As of December 31, 1997 and 1996, the Company expects these assets to be fully recoverable.

Deferred offering costs

If the offering is not completed, such costs will be expensed. If the offering is completed, such costs will be recorded as a reduction of the net proceeds of the offering.


Deferred income

Deferred income consists primarily of payments received in advance from customers. The Company recognizes revenue as the goods and services are provided.

                        PERFORMANCE PRINTING CORPORATION

                          Notes to Financial Statements
                           December 31, 1997 and 1996

Note 1 - Summary of Significant Accounting Policies (Continued)


Federal income taxes

The shareholders of the Company have elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code, whereby they are to include their respective shares of the Company's income or loss in their individual income tax returns. Therefore, no provision for Federal income taxes has been provided in the financial statements.

Pro forma income taxes and earnings per share


The unaudited pro forma effects of income tax expense are calculated as if the Company had been a C corporation with an effective tax rate of 34% for the years ended December 31, 1997 and 1996.


The pro forma earnings per share shows the effect of a 440 to 1 stock split. The stock split will occur upon completion of the offering to maintain the current stockholders proportionate share of ownership. All common stock information has been retroactively adjusted for the effect of the stock split.


Concentrations of risk


The Company's customers are not concentrated in any geographic location. However, during 1997, thirty-four percent of the Company's revenue was attributable to five customers. Of these five, sales to one customer accounted for 12.5% of total revenue. These customers have balances included in accounts receivable of approximately $1,865,000. The Company does not require collateral or other security to support the accounts receivable subject to credit risk.


Use of estimates


The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect the financial statements at, and during the reporting periods. Actual results could differ from these estimates.


Fair value of financial instruments


The carrying value of cash, accounts receivable and payable, notes receivable, and accrued liabilities approximate fair value due to the short-term maturities of these assets and liabilities. The fair value of the short-term note payable, the long-term debt, including the current portion, and the debenture notes payable approximates carrying value and is estimated based on quoted market prices for the same or similar issues or on the current rates offered to the Company for debt of the same maturities.

Reclassification

Certain reclassifications have been made to 1996 balances to conform to the 1997 presentation.

                        PERFORMANCE PRINTING CORPORATION

                          Notes to Financial Statements
                           December 31, 1997 and 1996

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Interim financial data (Unaudited)

The balance sheet as of March 31, 1998, the accompanying statements of operations for the three months ended March 31, 1998 and 1997, statements of stockholders' equity for the three months ended March 31, 1998 and statements of cash flows for the three months ended March 31, 1998 and 1997, have been prepared by the Company without an audit. In the opinion of management, all adjustments, consisting only of normal recurring adjustments, considered necessary in order to make the financial statements not misleading have been made. Results for interim periods should not be considered as indicative of results for a full year.


Note 2 - Inventories

The principal components of inventories are as follows:


                                          1997                  1996
                                      -------------        -------------
Raw materials                         $     363,461        $     392,316
Work-in-process                             250,137              123,399
                                      -------------        -------------
   Total inventories                  $     613,598        $     515,715
                                      =============        =============



Note 3 - Property and Equipment


The principal components of property and equipment are as follows at December
31:

                                                  1997                          1996
                                      ---------------------------    -------------------------
                                                       Estimated                     Estimated
                                                        Service                       Service
                                          Amounts        Lives          Amounts        Lives
                                      --------------   ----------    ------------   ----------
Machinery and equipment               $    3,959,512   1-10 years    $  4,528,553   1-10 years
Furniture and fixtures                       615,994   1-7 years          603,332   1-7 years
Leasehold improvements                       575,928   1-6 years          565,579   1-6 years
Vehicles                                     204,163   3-4 years          170,889   3-4 years
Building and improvements                  1,514,948   31 years         1,414,442   31 years
Land                                         400,000                      400,000
                                      --------------                 ------------
                                           7,270,545                    7,682,795
Less accumulated depreciation
   and amortization                       (3,626,608)                  (3,749,538)
                                      --------------                 ------------
                                      $    3,643,937                 $  3,933,257
                                      ==============                 ============


                        PERFORMANCE PRINTING CORPORATION

                         Notes to Financial Statements
                           December 31, 1997 and 1996


Note 4 - Short-term Note Payable

Amounts drawn on a $3,500,000 revolving line of credit totaled $2,001,610 and $2,419,670 at December 31, 1997 and 1996, respectively, bearing interest at the bank's prime rate (8.5%) plus 1%. The revolving line of credit is guaranteed by a stockholder and is collateralized by all of the Company's assets. The credit arrangement obligates the Company to certain positive and negative covenants such as the maintenance of financial ratios, defined equity levels and limitations on capital expenditures and officers' salaries. At December 31, 1997 and 1996, the Company was in compliance with positive and negative covenants.

Note 5 - Long-term Debt

During the year ended December 31, 1997, the Company refinanced its $1,260,000 interim note payable for its building with permanent financing. The permanent financing consists of three notes issued by the original lender totaling $1,344,000. The repayment terms are noted below.

Long-term debt consists of the following at December 31:


                                                                 1997           1996
                                                             ------------   ------------
Note payable maturing March 2017, payable in monthly
installments of principal and interest of $6,989, bearing
interest at 10.25%, collateralized by the deed of trust
for the building                                             $    688,135   $         --

Note payable maturing June 2017, payable in monthly
installments of principal and interest of $4,580, bearing
interest at 7.267%, collateralized by the deed of trust
for the building                                             $    571,133   $         --

Note payable maturing April 2002, payable in monthly
installments of principal and interest of $1,397, bearing
interest at prime (8.5%) plus 2%, collateralized by the
deed of trust for the building                                     57,757             --

Note payable maturing in October 2016, payable in monthly
installments of principal and interest of $12,368,
commencing in 1997, bearing interest at prime (8.5%) plus
2%, collateralized by the deed of trust for the building
and guaranteed by certain stockholders. Note was
refinanced during 1997                                                 --      1,260,000

Note payable maturing in April 2002, payable in monthly
installments of principal and interest of $17,118, bearing
interest at 10.25%, collateralized by machinery and
equipment                                                         719,896             --

Note payable maturing in August 2002, payable in monthly
installments of principal and interest of $4,781, bearing
interest at 10%, collateralized by machinery and
equipment                                                         213,786             --

                        PERFORMANCE PRINTING CORPORATION

                         Notes to Financial Statements
                           December 31, 1997 and 1996

Note 5 - Long-term Debt (Continued)



                                                                    1997           1996
                                                               ------------   ------------
Note payable maturing in July 2002, payable in monthly
installments of principal and interest of $6,325, bearing
interest at 9.75%, collateralized by machinery and
equipment                                                           243,402             --

Note payable maturing in 2001, payable in monthly
installments of principal and interest of $19,728, bearing
interest at 9.5%, collateralized by machinery and
equipment                                                           303,394        844,933

Note payable maturing in 1999, payable in monthly
installments of principal and interest of $11,631, bearing
interest at 11%, collateralized by machinery and
equipment                                                           263,660        394,147

Notes payable maturing at various dates through 2002,
payable in monthly installments of principal and interest of
$1,405, bearing interest between 8.5% and 9.65%,
collateralized by vehicles                                           39,105         69,552

Notes payable maturing in 1998, payable in monthly
installments of principal and interest of $3,429, bearing
interest at 9.75%, collateralized by machinery and
equipment.  Notes were refinanced during 1997                  $         --   $     51,521

Notes payable maturing various dates through 1998, payable
in monthly installments of principal and interest of $4,176, bearing interest at 11%, collateralized  by machinery and
equipment and guaranteed by certain stockholders.  Notes
were refinanced during 1997                                              --         63,937

Notes payable maturing at various dates through 1999,
payable in monthly installments of principal and interest of
$14,950, bearing interest at rates ranging from 9.25%
through 10.875%, collateralized by machinery and equipment
Notes were refinanced during 1997                                        --        417,127


Unsecured subordinated debt to stockholder maturing in 1997, interest only payments at 10%. Principal and any remaining
unpaid interest was paid through the issuance of a debenture
note payable during 1997                                                 --        205,000
                                                               ------------   ------------
                                                                  3,100,268      3,306,217

Less current maturities of long-term debt                           503,266        567,961
                                                               ------------   ------------
                                                               $  2,597,002   $  2,738,256
                                                               ============   ============

                        PERFORMANCE PRINTING CORPORATION

                         Notes to Financial Statements
                           December 31, 1997 and 1996

Note 5 - Long-term Debt (Continued)

Aggregate principal maturities of long-term debt are as follows:

   Years ended December 31:
   ------------------------
               1998                            $      503,266
               1999                            $      531,178
               2000                            $      439,856
               2001                            $      408,860
               2002                            $      176,529

Note 6 - Debenture Notes Payable

In December 1997 and July 1996, respectively, the Company issued debenture notes payable to certain officers, directors and other related parties totaling $200,000 and $350,000. The debentures bear interest at 14.0% per annum and provide for monthly payments of principal and interest of $12,800, commencing in August 1996 and continuing through December 2000. The Company has pledged as collateral its 51% ownership interest in Performance Packaging, L.C. (see Note
10) together with all future profits therefrom for the 1996 issued debenture notes payable. The 1997 issued debenture notes payable are unsecured.

Aggregate principal  maturities of debenture notes payable are as follows:

   Years ended December 31:
   ------------------------
               1998                            $       91,199
               1999                            $      250,439
               2000                            $      133,116

The Company issued stock warrants to the debenture holders as additional consideration. The warrants issued in relation to the 1996 debentures make available 3.5% of the then outstanding stock of the Company and become exercisable in June 1999. The warrants issued in relation to the 1997 debentures make available 2.0% of the then outstanding stock of the Company and become exercisable in December 2000. The Company may cancel the debenture holders' rights to purchase the warrant stock at any time prior to June 1999 and December 2000 for debentures issued in 1996 and 1997, respectively. The cancellation fees are recorded at the fair value of the warrants and are reflected as a discount on the debenture notes payable. The discount will be amortized to interest expense over the life of the debenture notes payable. The cancellation fees under these agreements would be assessed as follows:

             May 1998                         $   139,074
             May 1999                         $   215,892
             May 2000                         $    90,579

                        PERFORMANCE PRINTING CORPORATION

                         Notes to Financial Statements
                           December 31, 1997 and 1996

Note 7 - 401(k) Retirement Plan

During 1997, the Company adopted a 401(k) retirement plan (the "Plan"). The Plan covers all full-time employees with at least one year of service. Employees can contribute a portion of their salary to the Plan within the limits set in the Internal Revenue Code. The Company matches employee contributions at ten cents per dollar contributed. In addition to the matching contribution, the Company may make a discretionary contribution to the Plan. Employees are fully vested in their contributions and become fully vested in the employer contributions on a seven-year vesting schedule.

Employer matching contributions to the Plan for the year ended December 31, 1997 of $19,500 were charged to expense. No discretionary contribution was made to the Plan.

Note 8 - Related Party Transaction

Notes receivable includes an $87,150 note from an employee due in monthly installments of $880. The employee had previously been a customer of the Company and upon employment, the related account receivable was converted to a note receivable.

Note 9 - Operating Leases

The Company conducts its display division operations in office and manufacturing space leased through December 2000 for $10,540 monthly. The Company also leases its office facility from a stockholder for $6,100 monthly. There is no set lease term for this facility; the Company anticipates it will occupy the space indefinitely. The approximate future minimum rental commitments for the facilities leases for the years ended December 31 are as follows:

               1998                          $   199,692
               1999                              199,692
               2000                              199,692
               2001                               73,200
               2002                               73,200
                                             -----------
               Total                         $   745,476
                                             ===========

During 1997, the Company entered into five equipment leases for printing presses with the manufacturer. The leases are subject to cancellation from time to time during the term of the lease. The leases provide for monthly payments ranging from $16,000 to $24,000 and expire from 2000 to 2004. Lease expense for the years ended December 31, 1997 and 1996, was $765,816 and $433,151, respectively.

                       PERFORMANCE PRINTING CORPORATION

                        Notes to Financial Statements
                          December 31, 1997 and 1996

Note 9 - Operating Leases (Continued)

Minimum future rentals for years ending December 31 under these equipment leases are as follows:

               1998                       $    1,317,071
               1999                            1,453,627
               2000                            1,396,210
               2001                              511,428
               2002                              511,428
                                          --------------
               Total                      $    5,189,764
                                          ==============

Note 10 - Equity Method Investment

The Company and an unrelated investor formed a Texas limited liability company on December 31, 1993 called Performance Packaging, L.C. ("Packaging"). The Company contributed 51% of the capital of Packaging and uses the equity method to account for the investment. Packaging is managed by a committee, on which, the Company holds two positions and the other stockholder holds three positions. The Company exercises no effective control over the operations of Packaging; therefore, the financial information is not consolidated. The investment is carried at 51% of net equity plus organizational costs contributed by the Company. At December 31, 1997 and 1996 respectively, notes receivable includes $13,482 and $188,185 from Packaging.

Condensed financial information at and for the years ended December 31 is as follows:

                               1997                1996
                             Unaudited          Unaudited
                          ---------------    ---------------
Current assets            $       934,283    $       698,096
Non-current assets              1,916,587          1,235,967
                          ---------------    ---------------
   Total assets           $     2,850,870    $     1,934,063
                          ===============    ===============

Current liabilities       $       693,193    $       515,125
Non-current liabilities         2,121,730          1,291,083
                          ---------------    ---------------
   Total liabilities      $     2,814,923    $     1,806,208
                          ===============    ===============

Total revenues            $     6,306,031    $     3,700,049
                          ===============    ===============
Net income (loss)         $       (91,907)   $       245,572
                          ===============    ===============

Note 11 - Litigation and Contingencies

The Company is from time to time subject to routine litigation incidental to its business. The Company believes that the results of any pending legal proceedings will not have a materially adverse effect on the Company's financial condition.

{Description of pictures and text on inside of the back cover of the prospectus}
Solo page of inside cover:

Picture #1: Products manufactured by the Company.
Picture #2: Products manufactured by the Company.
Picture #3: Products manufactured by the Company.
Text:
(Logo)

Performance offers a wide range of products and services to companies all over the country. Our customers include, among others, food and beverage companies, promotional and media advertising agencies, sports marketing companies, hi-tech manufacturers and software developers, office-product retailers, airlines and other printers and display companies.

================================================================================

     NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY THE SHARES TO ANY PERSON IN ANY JURISDICTION IN WHICH SUCH AN OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                               ------------------

                               TABLE OF CONTENTS

                                                 Page
                                                 ----
Available Information . . . . . . . . . .           5
Prospectus Summary  . . . . . . . . . . .           6
Risk Factors  . . . . . . . . . . . . . .          11
Dilution  . . . . . . . . . . . . . . . .          17
Use of Proceeds . . . . . . . . . . . . .          18
Dividend Policy . . . . . . . . . . . . .          19
Capitalization  . . . . . . . . . . . . .          19
Selected Financial Data . . . . . . . . .          20
Management's Discussion and
  Analysis of Financial Condition
  and Results of Operations . . . . . . .          22
Business  . . . . . . . . . . . . . . . .          26
Management  . . . . . . . . . . . . . . .          32
Certain Transactions  . . . . . . . . . .          35
Principal Shareholders  . . . . . . . . .          32
Description of Capital
  Stock . . . . . . . . . . . . . . . . .          38
Shares Eligible For
  Future Sale . . . . . . . . . . . . . .          40
Underwriting  . . . . . . . . . . . . . .          41
Legal Matters . . . . . . . . . . . . . .          43
Experts . . . . . . . . . . . . . . . . .          43
Index to Financial Statements . . . . . .          F-1

                               ------------------

     UNTIL _____________, 1998 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL DEALERS EFFECTING TRANSACTIONS IN THE REGISTERED SECURITIES OFFERED HEREBY, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS DELIVERY REQUIREMENT IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

================================================================================



================================================================================





               1,2000,000 UNITS CONSISTING OF 1,200,000 SHARES OF
                                COMMON STOCK AND
                           1,200,000 REDEEMABLE COMMON
                                 STOCK WARRANTS


                              PERFORMANCE PRINTING
                                   CORPORATION






                          -----------------------------

                                   PROSPECTUS

                                 ________, 1998


                          -----------------------------





                       FIRST LONDON SECURITIES CORPORATION



================================================================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 24.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Article 2.02-1 of the Texas Business Corporation Act provides generally and in pertinent part that a Texas corporation may indemnify its directors and officers against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by them in connection with any suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) if, in connection with the matters in issue, they acted in good faith and in a manner they reasonably believed to be in, or not opposed to, the best interests of the corporation, and, in connection with any criminal suit or proceeding, if in connection with the matters in issue, they had no reasonable cause to believe their conduct was unlawful.

         The registrant's Articles of Incorporation provide that a director of the registrant shall not be liable to the registrant or its shareholders for any act or omission in such director's capacity as a director to the fullest extent permitted by Texas statutory or decisional law.

         The Company's Bylaws provide that the Company shall indemnify each of its directors and officers, acting in such capacity, so long as such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Company. Such indemnification may be made only upon a determination that such indemnification is proper in the circumstances because the person to be indemnified has met the applicable standard of conduct to permit indemnification under the law. The Company is also required to advance to such persons payment for their expenses incurred in defending a proceeding to which indemnification might apply, provided the recipient provides an undertaking agreeing to repay all such advanced amounts if it is ultimately determined that he is not entitled to be indemnified.

ITEM 25. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

         The following table sets forth the various expenses in connection with the sale and distribution of the securities being registered, other than underwriting discounts and commissions. All of the amounts shown are estimates except the Securities and Exchange Commission registration and NASD filing fees.

         Securities and Exchange Commission registration fee  . . . . .  $      5,777
         NASD filing fee  . . . . . . . . . . . . . . . . . . . . . . .         2,387
         Boston Stock Exchange  . . . . . . . . . . . . . . . . . . . .        15,000
         Nasdaq SmallCap Market listing fee . . . . . . . . . . . . . .        10,000
         Underwriters' non-accountable expense allowance  . . . . . . .       123,000
         Legal fees and expenses  . . . . . . . . . . . . . . . . . . .       175,000
         Accounting fees and expenses . . . . . . . . . . . . . . . . .        35,000
         Printing and engraving expenses  . . . . . . . . . . . . . . .        85,000
         Transfer agent and registrar fees and expenses . . . . . . . .         4,000
         Blue Sky fees and expenses . . . . . . . . . . . . . . . . . .        30,000
         Miscellaneous expenses . . . . . . . . . . . . . . . . . . .          14,836
                                                                         ------------
              Total   . . . . . . . . . . . . . . . . . . . . . . . . .  $    500,000


ITEM 26.  RECENT SALE OF UNREGISTERED SECURITIES


         The following is a summary of transactions by the Registrant during the last three years involving the sale of securities which were not registered under the Securities Act:

         In July, 1996, the Company issued promissory notes secured by the Company's interest in Performance Packaging (the "1996 Notes") in the aggregate principal amount of $350,000. The 1996 Notes are due June, 1999 and the outstanding principal amount of the 1996 Notes bears interest at 14%. The 1996 Notes were used to provide working capital to the Company. The 1996 Notes were issued to six persons, all of whom were officers or directors of the Company or family members. In connection with the issuance of the 1996 Notes, the Company entered into a Warrant for Stock Purchase (the "1996 Note Warrants") which entitled the note purchasers to purchase a specified percentage of the Company's outstanding stock, unless the Company pays a cancellation fee to the note purchaser.

         The transaction was exempt from registration pursuant to Section 4 (2) of the Act for transactions not involving a public offering. Each of the purchasers was a sophisticated investor as that term is recognized under the Act and had access to corporate information through their positions with the Company or through their family member who was an officer or director of the Company. No underwriter was involved in the transaction and no compensation was paid to an underwriter.

         On December 1, 1997, the Company issued an aggregate of $200,000 principal amount of unsecured notes (the "1997 Notes") which are due December 1, 2000 and bear interest at 14%. The 1997 Notes were used to retire $200,000 of indebtedness of the Company to Mr. John White which was incurred in 1992 to provide working capital to the Company. The 1997 Notes were issued to five persons, all of whom were officers or directors of the Company or family members. In connection with the issuance of the 1997 Notes, the Company entered into a Warrant for Stock Purchase (the "1997 Note Warrants") with each purchaser of the 1997 Notes which entitles the note purchasers to purchase a specified percentage of the Company's outstanding stock, unless the Company pays a cancellation fee to the note purchaser.

         The transaction was exempt from registration pursuant to Section 4 (2) of the Act for transactions not involving a public offering. Each of the purchasers was a sophisticated investor and had access to corporate information through their positions with the Company or through their family member who was an officer or director of the Company. No underwriter was involved in the transaction and no compensation was paid to an underwriter.


         ITEM 27.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES


         Exhibit
         Number         Description


            1.1    Revised Form of Underwriting Agreement. (3)
            3.1    Articles of Incorporation of Performance Printing Corporation, as amended. (1)
            3.2    Bylaws, as amended and restated, of Performance Printing Corporation (1)
            4.1    Revised Warrant Agreement(3)
            5.1    Opinion of Garza & Staples, P.C. (3)
           10.1    Performance Printing Corporation Stock Option Plan. (1)
           10.2    Loan and Security Agreement by and among the Company and Finova Capital
                   Corporation, dated December 19, 1996. (3)
           10.3    Representative's Warrant Agreement (3)
           10.4    Commercial Lease Agreement between The Sigma Joint Venture and Performance Printing Corporation (3)
           10.5    Standard Commercial Lease between Beltline Quaker Limited Partnership and Performance Printing
                   Corporation (3)
           10.6    First Renewal of Packaging Services Agreement dated April 1, 1997 (3)
           10.7    Organization Agreement (3)
           10.8    Release of Guaranty (1)
           23.1    Consent of Travis Wolff, L.L.P. (3)
           23.2    Consent of Garza & Staples, P.C. (included in Exhibit 5.1). (3)
           24.1    Power of Attorney (included on page II-4). (1)
           27.1    Financial Data Schedule (1)


----------------------

(1)    Filed herewith

(2)    To be filed by amendment

(3)    Previously filed

ITEM 28.  UNDERTAKINGS

         (a) The undersigned Registrant hereby undertakes to provide to the Underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

         (b)     The Registrant hereby undertakes that:

                 (1) For purposes of determining any liability under the Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

                 (2) For the purpose of determining any liability under the Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (c) The registrant hereby undertakes (1) to file, during any period in which it offers or sells securities, a post-effective amendment to this Registration Statement, to include any prospectus required by section 10(a)(3) of the Securities Act, to reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the Registration Statements, and to include any additional or changed material information on the plan of distribution; (2) that, for the purpose of determining any liability under the Act of 1933, to treat each post-effective amendment as a new Registration Statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and (3) to file a post- effective amendment to remove from registration any of the securities being registered which remain unsold at the termination of the offering.

Insofar as indemnification for liabilities arising from the Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


          In accordance with the requirement of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form SB-2 and authorized this registration statement to be signed on its behalf by the undersigned, in the City of Dallas, State of Texas on May 15, 1998.

                                   PERFORMANCE PRINTING CORPORATION


                                   BY:  /s/ John T. White
                                       --------------------------------------
                                       John T. White, Chief Executive Officer



                               POWER OF ATTORNEY

         We, the undersigned officers and directors of Performance Printing Corporation hereby severally constitute and appoint John T. White and Russell
V. Oesch, and each of them singly, our true and lawful attorneys, with full power to them and each of them singly, to sign for us in our names in the capacities indicated below, all pre-effective and post-effective amendments to this Registration Statement, including any filings pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and generally to do all things in our names and on our behalf in such capacities to enable Performance Printing Corporation to comply with the provisions of the Securities Act of 1933, as amended, and all requirements of the Securities and Exchange Commission.


         In accordance with the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities on May 15, 1998.




                NAME                                          TITLE
                ----                                          -----
/s/ W. Chris Pumpelly                              Chairman of the Board and Director
-------------------------------------------
W. Chris Pumpelly


/s/ John T. White                                  Chief Executive Officer and Director
-------------------------------------------        (Principal Executive Officer)
John T. White


/s/ Russell V. Oesch                               Vice President of Finance and Chief Financial Officer
-------------------------------------------        (Principal Financial Officer)
Russell V. Oesch                                   Officer)


/s/ C. Thomas Daulton *                            Director
-------------------------------------------
C. Thomas Daulton


/s/ Richard D. Cox *                               Director
-------------------------------------------
Richard D. Cox


/s/ Joseph E. Pate                                 Director
-------------------------------------------
Joseph E. Pate


/s/ Stephen M. Lilly *                             Director
-------------------------------------------
Stephen M. Lilly



* By:   John T. White
As Attorney in-Fact

/s/ John T. White
-------------------------------------------



                                 EXHIBIT INDEX




EXHIBIT
NUMBER                   DESCRIPTION
------                   -----------
  1.1    Revised Form of Underwriting Agreement. (3)
  3.1    Articles of Incorporation of Performance Printing Corporation, as amended. (1)
  3.2    Bylaws, as amended and restated, of Performance Printing Corporation (1)
  4.1    Revised Warrant Agreement(3)
  5.1    Opinion of Garza & Staples, P.C. (3)
 10.1    Performance Printing Corporation Stock Option Plan. (1)
 10.2    Loan and Security Agreement by and among the Company and Finova Capital
         Corporation, dated December 19, 1996. (3)
 10.3    Representative's Warrant Agreement (3)
 10.4    Commercial Lease Agreement between The Sigma Joint Venture and Performance Printing Corporation (3)
 10.5    Standard Commercial Lease between Beltline Quaker Limited Partnership and Performance Printing
         Corporation (3)
 10.6    First Renewal of Packaging Services Agreement dated April 1, 1997 (3)
 10.7    Organization Agreement (3)
 10.8    Release of Guaranty (1)
 23.1    Consent of Travis Wolff, L.L.P. (3)
 23.2    Consent of Garza & Staples, P.C. (included in Exhibit 5.1). (3)
 24.1    Power of Attorney (included on page II-4). (1)
 27.1    Financial Data Schedule (1)



---------------

(1)    Filed herewith

(2)    To be filed by amendment

(3)    Previously filed